
02024157



VF CORPORATION 2001 ANNUAL REPORT

UNCOMMON STRENGTH


MAR 2 1 2002



CONTENTS

2001 FINANCIAL HIGHLIGHTS

In thousands, except per share amounts	2001	2000	1999
Summary of Operations			
Net sales	$5,518,805	$5,747,879	$5,551,616
Operating income	347,246	509,993	652,632
Net income	137,830	260,334	366,242
Return on average common equity	6.2%	11.7%	17.3%
Financial Position			
Working capital	$1,217,587	$1,103,896	$ 763,943
Current ratio	2.5 to 1	2.1 to 1	1.7 to 1
Common shareholders' equity	$2,112,796	$2,191,813	$2,163,818
Per Common Share			
Earnings — basic	$ 1.19	$ 2.25	$ 3.04
Dividends	0.93	0.89	0.85
Book value	19.21	19.52	18.62

**Net income in 2001 was reduced by $170.0 million ($1.53 per share) for restructuring charges.*

***Net income in 2000 was reduced by $76.7 million ($.67 per share) for restructuring charges and $6.8 million ($.06 per share) for the cumulative effect of a change in accounting policy.*

Uncommon strength comes from brand diversity and market leadership.

Our brands define us — our history, strength and adaptability.

Our brands are worn everywhere. On city streets and mountains, in offices and on playgrounds, at concert halls and rodeos. By people of all ages. From every walk of life. Around the world.

Our brands are our strength.


Lee


UNSTOPPABLE SPIRIT
What do undergrads in Boston, dancers in a Paris nightclub,
a couple in Dublin and skaters in central Detroit have in common?
The irrepressible heart and soul of Lee jeans.
LEE PIPES




True

Wrangler

A Saturday afternoon made for relaxing. At home with family.
Jeans made for comfort. It's like wearing America.




Why climb three days in
20 below for a five-minute
ride on virgin snow?
To be the first.
EXPLORING


fu

JANSPORT

CD player. Schoolbooks.
Sneakers. Backstage pass.
The sweater that mom
sneaked in.

They put their lives
in JanSport packs.


EASTPAK
Place for mobile phone. Place for laptop.
Life as usual. Just a bit more organized.
With a lot more style.


EASTPAK



Vanity Fair®

For her, life gets easier with time.
The choices are simpler. Beauty is deeper.
Achievement is nothing without style.





CONFIDENCE

LILY OF FRANCE

FRENCH CONNECTION

SPECIAL FX

ck on color








Comfort


Bestform
A three hour walk on the beach to find the right shell. The feeling of new snow on your cheek. A child's laugh in the wind.


Healthtex

Sandboxes, ice cream, finger paints.
Think of them as clothes for kids
who take fun very seriously.







Mackey J. McDonald

Chairman, President
and Chief Executive Officer

DEAR SHAREHOLDERS

Nothing says more about VF – who we are and what we stand for – than our brands. That's why this report opens with our portfolio of brands, some of the best known in the world.

World events and a recessionary economy have challenged us in ways that were impossible to predict. However, by doing what we do best – ensuring that our brands consistently meet the expectations of consumers and retailers – we will weather these challenges successfully, just as we have for the past 102 years. History has shown that a diverse portfolio of powerful brands is the best defense in turbulent times. With names like *Wrangler, Lee, The North Face, JanSport, Eastpak, Vanity Fair, Lily of France* and *Healthtex*, VF is well armed indeed and, given our strong balance sheet and cash flow, we are in an excellent position to further strengthen our portfolio of brands through acquisitions. We will continue to seek to add brands and companies in high return market segments that complement our core businesses and enable us to reach new consumers and international markets.

Our foundation of leading brands is backed by other formidable strengths. First, our motivated and experienced people, all united by a common vision and drive to excel, are focused on building the best, most responsive apparel company in the world. Next, our financial position is extremely strong. We've reduced costs, our inventories are in excellent shape and our cash flow is healthy. Finally, we've added new tools and technology that enable us to react faster to changing trends, better serve our customers and more effectively control our inventories.

2001 REVIEW

To say that 2001 was a difficult year would be an understatement. A progressive worsening of the economy, slipping consumer confidence and a slowdown in apparel spending – due in part to the terrorist attacks on our country and their aftermath – rendered an already challenging environment more so.

In 2001, sales were $5.5 billion, down 4% from 2000 levels, reflecting generally weak retail sales of apparel. Excluding unusual items, earnings per share were $2.68, compared with $2.92 in 2000. Actions taken in the fourth quarter to reduce costs and improve our future profitability necessitated a charge to 2001 earnings of $236.8 million, equal to $1.53 per share. Reflecting this charge, we reported earnings per share of $1.19 in 2001.

Nevertheless, despite the challenging environment, we accomplished what we set out to do in 2001. We wanted to improve profitability in our workwear business; efficiently integrate the acquisitions we made in 2000 – namely, *The North Face*, *Eastpak*, *H.I.S*, *Chic* and *Gitano* brands; reap the benefits of cost reduction initiatives; and continue our share repurchase program. We also set out to reduce inventories by $100 million by year-end – an ambitious undertaking, given the difficult sales environment.

Looking specifically at these key areas, I am pleased to report that we made good progress in each. We substantially improved the profitability of our workwear business, with margins well above 2000 levels. The outdoor and jeans brands acquired in 2000 were successfully integrated and added $.09 to earnings per share in 2001. We also reduced inventories by more than $200 million in 2001. This contributed to cash flow from operations of $685 million, the second highest level achieved in our Company's history. Finally, we repurchased four million shares during the year. In October, our Board of Directors authorized the repurchase of an additional 10 million shares. We plan to continue to repurchase our shares this year as well.

Despite great volatility in global equity markets during 2001, VF's share price rose 8%, compared with a 13% decline in the S&P 500 index. In addition, 2001 marked the 29th consecutive year of increased dividend payments to our shareholders.

CHANGING WITH THE TIMES

There is no doubt that our industry is undergoing fundamental changes. The weak economy has created excess retail and manufacturing capacity. Apparel prices have continued to drop, putting pressure on suppliers to reduce costs. Consumers are demanding more and more value in the products they purchase – and they're getting it.

Against this backdrop, VF has undertaken a strategic repositioning to address current market dynamics and improve our return on capital – a key driver of shareholder value. Specifically, we took action to exit underperforming businesses, including our private label knitwear business, our Jantzen swimwear business and a small specialty workwear business, which in total accounted for approximately $305 million in sales. We also reduced our Company's cost structure and adjusted capacity. By closing certain plants and distribution centers, reducing our workforce and moving to lower cost manufacturing locations, we expect to reduce costs by approximately $100 million this year and $130 million annually thereafter.

At the same time, we remain committed to fueling growth in those businesses that enjoy attractive returns, including our jeanswear, intimate apparel and outdoor brands. We plan to increase our brand investment in these areas in 2002.

THE RIGHT TOOLS IN PLACE

VF is committed to doing what it takes to maintain the strength and vitality of our Company. Most importantly, our people are skilled at managing change and have consistently turned challenges into opportunities.

First and foremost, we remain dedicated to keeping our brands relevant to consumers. Styles and fashion trends may change, but our unrelenting focus on understanding and meeting consumer needs will not. Each of our brands uses in-depth consumer knowledge to maintain a continuous flow of innovative products and fresh marketing ideas. From The North Face's *MET5* jacket to Vanity Fair's *Illumination* bra to Playwear's *Kidproof* clothing, our brands continue to deliver outstanding products at great prices.

With jeans, bras, outerwear, shirts, uniforms and backpacks, VF's product mix is one of the most diverse in the industry. Effectively delivering these products to a wide variety of customers and retail locations around the world requires exceptional supply chain management. We are forging ahead with the continued development of the most flexible, cost efficient and responsive supply chain in the industry. Five years ago, the percentage of our products sourced or manufactured offshore and sold in the U.S. was 57%. At the end of this year, that percentage should be approximately 85%. This shift in manufacturing is allowing us to build more value into our products for consumers.

New technology and advanced business processes, which we have long viewed as competitive advantages, are also helping us deliver value at the lowest possible cost. The ability to use technology to control inventories, maximize the productivity of products on the retail floor and provide real time information throughout our supply chain is more critical today than ever before. But technology itself is not a panacea – its leveraging effect can only be realized when combined with changes in key business processes.

For example, we've achieved tremendous success with our Retail Floor Space Management process, which enables us to determine the optimal product mix for individual stores, replenish goods rapidly and efficiently, and keep the right products in stock with minimal inventory. Higher sales on less inventory is a winning formula for success in today's retail environment.

Over the past several years, we've also invested heavily in new forecasting and planning tools. They have helped us better align production with current demand and keep our inventories lean.

FOCUS ON PROFITABILITY AND IMPROVED RETURNS

Over the past two years, we've worked steadily to put the pieces in place for long-term, sustainable growth and improved profitability. Our goal is to achieve a return on capital of 17%. To achieve this, we have targeted long-term sales growth of 6% annually and operating margins of 14%. We also continue to target a debt to capital ratio below 40% and a dividend payout rate of 30%. We'll be active managers of our brand portfolio, investing in our core brands and searching for new ones. And we will continue to ensure that our associates have the tools and support they need to be successful.

Looking at our performance in 2001, I am confident that our portfolio of powerful brands, motivated people, adaptive technology and advanced business processes uniquely position us for growth and increased shareholder value in a dynamic and constantly changing market.

Mackey J. McDonald
Chairman, President
and Chief Executive Officer

LEE

WRANGLER

WRANGLER HERO

RIDERS

RUSTLER

TIMBER CREEK BY WRANGLER

BRITTANIA

WRANGLER RUGGED WEAR

CHIC

GITANO

20X

UFO

NORTH AND SOUTH AMERICA JEANSWEAR



Jeans are a staple of wardrobes around the world – and no one can compete with VF's diverse brands and strong capabilities.

WRANGLER: INNOVATION & TRADITION

In 2001, new marketing highlighted the *Wrangler Hero*® brand's strong American heritage. In addition, the launch of innovative carpenter and cargo fashion styles, and the successful expansion of our Outdoor Gear line, helped the brand maintain its position as the number one brand among men shopping in mass market stores.

The *Wrangler* brand is also the brand of choice for Western and outdoor enthusiasts around the country. In 2001, it became the title sponsor of the National Finals Rodeo, considered the sport's premier event. Held in Las Vegas, the event was attended by 170,000 fans and reached a television audience of more than 23 million people. In addition, the Wrangler division was the official supplier of woven Western shirts for the Command Performance Rodeo held in conjunction with the 2002 Salt Lake City Winter Olympics. The brand continues to build on its leadership in contemporary Western apparel through its *20X*® line. At the same time, the *Wrangler Rugged Wear*® line has proven a perfect extension to our Western business, reinforcing the brand's reputation for durable outdoor apparel.



LEE

RIDERS, CHIC, GITANO: WOMEN FIRST

Providing both value and style, our *Riders*® brand now leads the mass channel for women's jeans. The *Chic*® and *Gitano*® brands, acquired in 2000, further extend our reach to female shoppers in mass stores who seek fashionable products at a great price.

WRANGLER

ONE IN EVERY FIVE MEN wears *Wrangler Hero* brand jeans.

LEE: HEART & SOUL

In department stores, Lee Jeans' sub-branding strategy continues to pay off, with growth in the *Lee® Pipes* line targeted at young boys, the *Lee® Dungarees* line aimed at young men and juniors, and the *Riveted by Lee®* line geared toward fashion-seeking women. The *Lee* brand men's business was a clear winner in 2001. Much of its success can be attributed to the *Lee Dungarees* line and the fun, high-impact *Buddy Lee™* marketing campaign.

Cause marketing has been an important component of the brand's communications to its female consumer base. In 2001, the *Lee National Denim Day®* initiative raised nearly $7.5 million for the Susan G. Komen Breast Cancer Foundation. Over $30 million has been raised since this program was launched in 1996. Following the September 11 attacks, Lee Jeans donated a TV spot to the Red Cross, with Buddy Lee encouraging viewers to donate blood. *Lee* jeans remains a brand with both heart and style.



LEE NATIONAL DENIM DAY

The *Lee National Denim Day* event is the **LARGEST** single-day fund raiser for breast cancer **IN THE WORLD**.

FLEXIBILITY

Our jeans brands are sold throughout Mexico and Canada and we're also seeking to build upon our presence in Brazil, Argentina and Chile.

VF's broad portfolio of jeans brands is backed by our Retail Floor Space Management program. Together, they give us the flexibility to meet the diverse needs of consumers shopping at a variety of retail stores around the world.



RIDERS

In mass market stores, our *Riders* brand is the **LEADING NATIONAL BRAND** for women, girls, infants and toddlers.

CHANNELS OF DISTRIBUTION

UNITED STATES

DEPARTMENT STORE	MASS MARKET	SPECIALTY STORE
LEE	WRANGLER HERO	WRANGLER
	RIDERS	WRANGLER RUGGED WEAR
	RUSTLER	20X
	TIMBER CREEK BY WRANGLER	
	BRITTANIA	
	CHIC	
	GITANO	

MEXICO/LATIN AMERICA/CANADA

DEPARTMENT STORE	MASS MARKET	SPECIALTY STORE
LEE	RIDERS	LEE
WRANGLER	RUSTLER	WRANGLER
	TIMBER CREEK BY WRANGLER	UFO

VANITY FAIR
LILY OF FRANCE
VASSARETTE
BESTFORM
EXQUISITE FORM
NATORI*
TOMMY HILFIGER*
LOU
BOLERO
GEMMA
INTIMA CHERRY
BELCOR
VARIANCE
MAJESTIC
TROPIC
BILYTIS

*LICENSED BRAND



ONEBRA

With **DOUBLE-DIGIT ANNUAL GROWTH** for each of the past few years, the smooth and seamless bra category now accounts for nearly 14% of the bra market.

GLOBAL INTIMATE APPAREL



VF's intimates brands have gained share in every retail channel because we know what our consumers want: great looking, great fitting products at a price that makes sense.

LEADING THE WAY

Innovation continues to drive the intimate apparel category, and VF's brands are leading the way. For example, the *Vanity Fair®* brand's *Illumination®* bra continues to be a big success, becoming the number one selling bra in department and chain stores. We intend to maintain the momentum this year with exciting fashion colors and new fabrics. The brand's big idea for spring is the *ONEBRA™* bra, a completely seamless product with a great smooth look and comfortable fit.

Our *Lily of France®* brand, also sold in department and chain stores, has evolved into a young, sexy, fun brand. New product launches for 2002 are the *Special Fx™* bra, which can be worn three different ways, and the *French Connection®* bra, which is seamless and padded, with a sexy lace-up look. Our *Bestform®* and *Vassarette®* brands are focused on meeting the needs of value conscious consumers in mass stores, and will be rolling out several new programs at exceptional prices this spring.

Our licensed Tommy Hilfiger Intimates business is also on the move, with particular strength in pants. The growth of the Tommy Hilfiger Intimates business in 2002 should come from product introductions like the Tommy Oxford and THE (Tommy Hilfiger Essentials) lines. Our licensed *Natori®* intimates business is also expected to grow in upscale, better department store retailers. Both smooth and lacy looks will be highlighted.

Since bringing our domestic and international intimates businesses together as one coalition, we've found ways to share product ideas across both businesses. For example, elements of our *Illumination* bra are now being incorporated into many of our brands, while our *Variance®* brand in France is capitalizing on stylish designs first launched by our *Lily of France* brand in the U.S.

LEVERAGING OUR SIZE AND STRENGTHS

At the same time, we know consumers are more price sensitive than ever before, so we're finding ways to reduce costs and add more value to our products. In 2001, we announced plans to bring our Bestform and Vanity Fair Intimates operations together in Atlanta, Georgia. This consolidation, which we expect to complete in 2002, should generate substantial cost savings while allowing us to leverage our size and capabilities across all our U.S. brands.

A WINNING FORMULA

We've taken consumer responsiveness to a new level – finding out exactly what each consumer segment wants, executing those ideas through an efficient supply chain, and using our Retail Floor Space Management capabilities to deliver outstanding service. It's a winning formula.

CHANNELS OF DISTRIBUTION (*LICENSED BRAND)

UNITED STATES

DEPARTMENT STORE	MASS MARKET
VANITY FAIR	VASSARETTE
LILY OF FRANCE	BESTFORM
EXQUISITE FORM	
TOMMY HILFIGER*	
NATORI*	
LOU	
BOLERO	
GEMMA	

INTERNATIONAL

DEPARTMENT STORE	MASS MARKET
LOU	VARIANCE
BOLERO	BESTFORM
GEMMA	VASSARETTE
INTIMA CHERRY	
BELCOR	
VANITY FAIR	
MAJESTIC	
TROPIC	
BILYTIS	



ILLUMINATION BRA

Consumer research indicates that **92% OF WOMEN** who purchased an *Illumination* bra would do so in the future.



LOU

With its portfolio of brands, VF has the **NUMBER ONE MARKET POSITION IN SPAIN** and the number two position in France.



LEE

WRANGLER

HERO BY WRANGLER

H.I.S

MAVERICK

OLD AXE

INTERNATIONAL JEANSWEAR



The European jeans markets continue to be driven by fast moving fashion trends – and U.S. brands are leading the way. With our *Lee, Wrangler* and *H.I.S* brands, VF has a high profile mix of brands that reach consumers in virtually every European country.



HERO BY WRANGLER

Hero by Wrangler is the **FASTEST GROWING JEANS BRAND** in the mass market in France and Germany.

LEADING WITH INNOVATION

Backed by continuous fabric innovation, 2001 was a great year for our European jeans brands. The *Lee* brand's strong momentum can be attributed to the upgrade of its core product, including the introduction of a new Denim 42 fabric. *Wrangler* jeans' gains are being driven largely by new products that feature its broken twill fabric. New packaging and comprehensive pan-European marketing programs are being launched to support additional growth in both programs this year.

More recently, we've launched the Body Type Concept for the *Wrangler* brand, which offers women a variety of fits that conform to their individual body shapes. New point of sale communications will address women's needs to more fully and easily understand key fit characteristics. The *Lee* 101 Collection, including features of the brand's historical 101 style like reinforced back pockets and handcrafted rivets, has been launched in European markets and will debut shortly in Asia and Australia.

GLOBAL REACH

We expect that a mass market for jeans will continue to develop in Europe, and we're ready with our *Hero by Wrangler*®, *Maverick*® and *Old Axe*® brands. Our mass business has grown rapidly in the past couple of years, and we're counting on our brand management and retail service capabilities to drive future gains.

The *Wrangler* brand has been relaunched in Australia, and we're expanding our penetration into Spain, France and Italy. The *H.I.S*® brand, which we acquired in 2000, has been successfully integrated. It continues to be the leading brand for women in Germany, and has a presence in Austria, Switzerland and Poland as well. We also believe that the brand's strong position in the Czech Republic and Slovakia should open up new opportunities for our *Lee* and *Wrangler* brands.

We're leveraging our Europe-based product expertise and marketing communications with our licensees to provide strong, consistent presentation of our brands in Asian markets. Our *Lee* brand continues to expand its presence in China, and we're preparing to launch our *Wrangler* brand there in the spring of 2003.



WRANGLER

According to market research, our *Wrangler* brand is the **NUMBER TWO JEANS BRAND IN EUROPE**





H.I.S

Our newest brand, *H.I.S*, **LEADS THE MARKET** for female jeans in Germany.



LEE

Our *Lee* brand is the number two jeans brand in Italy.

CHANNELS OF DISTRIBUTION

DEPARTMENT STORE	MASS MARKET	SPECIALTY STORE
LEE	HERO BY WRANGLER	LEE
WRANGLER	MAVERICK	WRANGLER
H.I.S	OLD AXE	H.I.S

JANSPORT

EASTPAK

THE NORTH FACE

OUTDOOR



Formed in 2001, our Outdoor coalition brings together our JanSport, Eastpak and The North Face businesses. These well-known brands, which enjoy tremendous consumer loyalty, form the platform for a variety of new growth opportunities.


JANSPORT

JANSPORT

JanSport bags are the **NUMBER ONE DAYPACK BRAND** in the U.S.

DAYPACK LEADERS

With the expansion of its high tech, high comfort *Airlift*® line, and the introduction of new fashion-forward products incorporating trendy, eye-catching colors, the *JanSport*® brand continues to build on its position as the daypack brand of choice for students shopping at department, sporting goods and specialty stores. In 2001, our *Eastpak*® brand, acquired in mid-2000, benefited from its integration into JanSport and its continued focus on contemporary, value-driven products. Like *JanSport*, the *Eastpak* brand has a global reach and is the top selling daypack brand in Europe. Its success can be attributed to its innovative marketing targeted to young, active consumers.

Together, our *JanSport* and *Eastpak* brands lead the market with a multichannel brand strategy, providing consumers with a wide variety of products and price points. In addition, the scale of the two combined brands has resulted in lower lead times, improved order base management and reduced material costs. These gains in efficiencies will enable us to bring even greater value to consumers this year.

EXPLORATION GEAR

The North Face® brand remains the premier choice for both serious outdoor athletes and urban adventurers. Operational issues that affected profitability in 2000 have been addressed, with significant improvements in service and inventory management.

The North Face brand is famous for technical innovation. In 2001 the Company's advanced research resulted in such breakthrough products as the *MET5*™ jacket, utilizing a network of microscopic heating elements woven into the fabric to provide supplemental heat. The *MET5* jacket was named one of *Time* magazine's best inventions of 2001, and we plan to expand the use of this technology in 2002.

Adding a new dimension to the brand, the first *The North Face* "showcase" retail store opened in Beverly Hills in March 2002. The new store format provides a total brand experience for consumers and is a key component of the brand's expansion plans for both this year and beyond. *The North Face* brand continues to offer exciting opportunities for future growth through its footwear and sportswear businesses, additional retail showcase stores and, as always, great product innovations for the outdoor consumer.



EASTPAK

The *Eastpak* brand is the **MARKET LEADER IN DAYPACKS** in Europe.

POWERING FUTURE GROWTH

The North Face, *JanSport* and *Eastpak* are three powerful and successful brands. With our product expertise, experienced management and innovative marketing behind them, the possibilities are limitless.



THE NORTH FACE

The North Face brand is consistently ranked as **CONSUMERS' NUMBER ONE CHOICE** for tents, sleeping bags and technical apparel.

CHANNELS OF DISTRIBUTION

UNITED STATES

DEPARTMENT STORE	MASS MARKET	SPECIALTY STORE
JANSPORT	EASTPAK	JANSPORT THE NORTH FACE

INTERNATIONAL

EASTPAK
JANSPORT
THE NORTH FACE

LEE SPORT

CHASE AUTHENTICS*

CSA

RED KAP

BULWARK PROTECTIVE APPAREL

PENN STATE TEXTILE

NFL RED*

NFL WHITE*

HORACE SMALL APPAREL COMPANY

VF SOLUTIONS

LEE

WRANGLER HERO

JANSPORT

GITANO

THE NORTH FACE

* LICENSED BRAND



VF SOLUTIONS

VF Solutions receives the **SINGLE LARGEST SHARE** of U.S. Government spending for nonmilitary uniform purchases.

IMAGEWEAR


BEARS

VF combined its former Workwear and Knitwear coalitions in 2000, creating VF Imagewear, a powerful base for our workwear, service apparel, branded casual and licensed sports businesses.

Our diverse customers include industrial laundries, distributors and government agencies such as U.S. Customs and the Immigration and Naturalization Service. Corporations such as FedEx, American Airlines and BellSouth, sports fans, and casualwear consumers all rely on VF Imagewear's apparel for work or play.

UNITY & ADAPTABILITY

2001 was an important transitional year for VF Imagewear, as we continued our consolidation efforts. We resolved a number of issues affecting profitability and exited unprofitable businesses. Most importantly, we made good progress toward building the foundation for our coalition's future as a one-stop shop for customers seeking a variety of apparel, from industrial and protective uniforms to service apparel and casual lifestyle clothes.

The private label knitwear industry has faced falling prices and over-capacity for some time now. In 2001 we made an important strategic decision: to exit our private label knitwear business, thereby allowing us to focus on higher return and less capital intensive businesses. This will also greatly extend our global sourcing strategies as we move to partner with manufacturers in lower cost regions around the world.

Economic conditions have affected our workwear and service apparel businesses, but improvements made over the past year in sourcing and systems have positioned us well to take advantage of an upturn in the economy. We also have begun to take advantage of cross-marketing opportunities using our *Lee*, *Wrangler Hero*, *Gitano*, *JanSport* and *The North Face* brands to offer our customers a comprehensive range of products, brands and services that they won't find anywhere else.

IN THE GAME

2001 marked an exciting milestone for our licensed sports business. While we've had a partnership with The National Football League for many years, last year we signed an agreement to become the exclusive supplier of certain licensed NFL apparel products in mid-tier department and mass stores. VF Imagewear now holds licenses to market apparel from Major League Baseball, the National Hockey League, The National Football League, the National Basketball Association, most major colleges and universities, and top NASCAR drivers. We also make "locker room" apparel, worn at title celebrations for events like the World Series, the Super Bowl, the Stanley Cup Championship and NASCAR's Winston Cup race.

GEARED UP

We are now seeing our vision for our new coalition come to life. We are lean, efficient and focused. We have a highly dedicated organization and great brands, products, technology, processes and capabilities to build upon. Most of all, we are eager to take advantage of the many opportunities we see before us to deliver comprehensive, image-enhancing solutions to our licensors and customers around the world.

CHANNELS OF DISTRIBUTION (*LICENSED BRAND)

IMAGE	RETAIL
RED KAP	LEE SPORT
BULWARK PROTECTIVE APPAREL	CHASE AUTHENTICS*
PENN STATE TEXTILE	CSA
HORACE SMALL APPAREL COMPANY	NFL RED*
VF SOLUTIONS	NFL WHITE*
LEE	
WRANGLER HERO	
JANSPORT	
GITANO	
THE NORTH FACE	


Lee
SPORT
TM

LEE SPORT

Our *Lee* brand is the **NUMBER ONE BRAND** in the superheavy-weight fleece market for decorated corporate apparel.


RED KAP

RED KAP

With well **OVER 50% OF THE INDUSTRIAL UNIFORM MARKET**, the *Red Kap* brand is the dominant player.

HEALTHTEX

LEE KIDS

NIKE*

JORDAN*

* LICENSED BRAND

HEALTHTEX

Our Playwear division made enough *Healthtex* brand girls' leggings last year to **STRETCH** from Greensboro, NC to Boston, MA.


Boston

EVERYTHING MOMS WANT

By giving moms what they want in children's apparel – **VALUE, STYLE, FUNCTIONALITY** and **INNOVATION** – our Playwear brands will stay ahead of the curve.

PLAYWEAR

Kids grow fast. That's why value is so important to parents and other buyers of children's apparel. In slow economic times, value becomes particularly important.

MEETING THE CHALLENGES

In 2001, our Playwear brands battled soft industry conditions and an aggressively promotional retail environment, but we expect to see a return to a more normal year in 2002. Our inventories are in good shape, and proactive changes in sourcing, manufacturing and distribution should make our pricing more competitive than ever.

KIDPROOF CLOTHING

When kids are playing or eating, their clothing often becomes a messy canvas of stains. In 2001 we announced the introduction of *Kidproof*™ clothing, made with a revolutionary knit fabric-processing technology that bonds to fabric and won't wash out. In test after test, the *Kidproof* process reduced pilling and shrinkage, resisted difficult stains and improved both color retention and the feel of the fabric. *Healthtex*® brand products that incorporate the *Kidproof* technology for boys and girls are available in retail stores this year.

BIG NAMES

Our licensed Nike and Michael Jordan businesses continue to offer attractive opportunities for growth. In particular, we'll be focusing our Nike offerings for boys on basketball-themed apparel as well as outerwear. We'll also be expanding distribution of our girls' size 2-6X line. Our Michael Jordan line is now in its second year and should experience continued growth in the years ahead.

CHANNELS OF DISTRIBUTION (*LICENSED BRAND)

DEPARTMENT STORE	SPECIALTY STORE
HEALTHTEX	HEALTHTEX
LEE KIDS	LEE KIDS
NIKE*	NIKE*
JORDAN*	JORDAN*

FINANCIAL REVIEW

CONTENTS












OPERATING COMMITTEE

left column, top to bottom:

Mackey McDonald
Chairman, President and Chief Executive Officer

Candace Cummings
VP – Administration, General Counsel and Secretary

Terry Lay
VP – Global Processes and Chairman – International Jeanswear Coalition

Frank Pickard
VP – Treasurer

Robert Shearer
VP – Finance, Chief Financial Officer and Chairman – Outdoor Coalition

right column, top to bottom:

Eric Wiseman
VP and Chairman – Global Intimate Apparel Coalition

Robert Cordaro
VP – Controller

George Derhofer
VP and Chairman – Imagewear Coalition

Susan Williams
VP – Human Resources

John Schamberger
VP and Chairman – North & South America Jeanswear and Playwear Coalitions

Management's Discussion and Analysis of Operations and Financial Condition

Critical Accounting Policies

We have chosen accounting policies that we believe are appropriate to accurately and fairly report the Company's operating results and financial position, and we apply those accounting policies in a consistent manner. The significant accounting policies are summarized in Note A to the consolidated financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants, engineers, lawyers and actuaries to assist in our evaluation. We believe the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of our consolidated financial statements:

- **Restructuring charges** – We have provided restructuring charges in both 2000 and 2001 to reduce our manufacturing, marketing and administrative cost structure and to exit underperforming businesses. These charges required judgments about the future net realizable value of assets of discontinued businesses, net realizable value of other assets to be disposed of, and exit costs to be incurred for severance and other liabilities. The most significant judgments relate to estimated realizable values of property held for disposition. If actual amounts differ from the estimates, adjustments will be required in future consolidated statements of income.
- **Allowance for doubtful accounts** – The Company maintains an allowance for doubtful receivables for estimated losses resulting from the inability of our trade customers to make required payments. We provide an allowance for specific customer accounts where collection is doubtful and also provide a general allowance for other accounts based on historical collection and write-off experience. Judgment is critical because some retail customers are currently operating in bankruptcy or have experienced financial difficulties. If their financial condition were to worsen, additional allowances might be required.
- **Inventories** – Our inventories are valued at the lower of cost or market value. We evaluate all of our inventory style-size-color stockkeeping units (SKUs) to determine excess or slow moving SKUs based on orders on hand and projections of future demand and market conditions. For those units in inventory that are so identified, we estimate their market value or net sales value based on current realization trends. If the projected net sales value is less than cost, on an individual SKU basis, we provide an allowance to reflect the lower value of that inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold.
- **Long-lived assets** – We periodically review our property and intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Similarly, we continue to evaluate our underperforming business units. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. In addition, our depreciation and amortization policies reflect judgments on the estimated useful lives of assets.
- **Valuation allowances for deferred income tax assets** – We have recorded deferred income tax assets related to operating loss carryforwards in certain foreign and other tax jurisdictions. We have recorded valuation allowances to reduce the amount of deferred tax assets relating to foreign operating loss carryforwards based on an evaluation of the benefits expected to be ultimately realized. An adjustment to income tax expense would be required in a future period if we determine that the amount of deferred tax assets to be realized differs from the net recorded amount.

Analysis of Operations

Restructuring Charges

During the fourth quarter of 2001, we approved a series of actions to exit underperforming businesses and to aggressively reduce the Company's overall cost structure. These actions were designed to get the Company on track to achieve our long-term targets of a 14% operating margin and a 17% return on capital. These approved actions will result in $265 million of restructuring charges. Of this total amount, the Company recorded pretax charges of $236.8 million ($1.53 per share, with all per share amounts presented on a diluted basis) in 2001, with the balance of the charges to be recorded in 2002. These restructuring charges relate specifically to the exit of underperforming businesses, closure of manufacturing plants, consolidation of distribution centers and reduction of administrative functions. Cash expenses related to the 2001 and 2002 charges will approximate $120 million, with substantially all spending to occur in 2002. However, we expect that asset sales and liquidation of working capital in the businesses to be exited should generate more than $80 million of cash proceeds during 2002, leaving a net cash outflow of less than $40 million. Payments required in connection with these restructuring charges are not expected to have a significant effect on the Company's liquidity.

As part of these 2001 restructuring decisions, the Company is exiting three underperforming businesses, the most significant of which is the Private Label knitwear business. This was a capital intensive, vertically integrated textile manufacturing business that marketed its fleece and T-shirt products to large domestic retailers and to other VF operating units. Profitability had been well below our target in recent years, and prospects for improvement were not evident in the highly competitive domestic knitwear market. We are also exiting our Jantzen swimwear business, a seasonal, high fashion business that had yielded low returns, and a specialty workwear business that had been significantly impacted by the recent decline in the high tech industry. These three businesses had averaged $331 million in annual sales and $9 million in operating profit over the last three years, but a small loss (before restructuring charges) was reported for these businesses in 2001.

Also as part of these 2001 decisions, we are closing 21 higher cost North American manufacturing plants during 2001 and 2002 to reduce overall manufacturing capacity and to continue our move toward lower cost, more flexible global sourcing. Finally, we are consolidating certain distribution centers and reducing our administrative functions and staffing in the United States, Europe and Latin America. We anticipate that these actions approved in 2001 will result in cost reductions of $100 million in 2002, with an additional $30 million of savings to be achieved in 2003.

In 2000, the Company recorded total restructuring charges of $119.9 million ($.67 per share). This included a loss in transferring our Wrangler business in Japan to a licensee, costs of exiting certain occupational apparel business units and intimate apparel lines determined to have limited potential, and costs of closing higher cost manufacturing facilities and of closing or consolidating distribution centers and administrative offices and functions.

See Note M to the consolidated financial statements for more information on the 2001 and 2000 restructuring charges.

Consolidated Statements of Income

Consolidated sales in 2001 declined 4% to $5,519 million. Excluding the impact of businesses exited in 2000 and of businesses acquired in 2000, unit sales and dollars declined in 2001 by 6%. Affecting the 2001 comparison was the loss of $78 million of sales from businesses exited at the end of 2000 and an increase of $218 million


SALES
Dollars in millions
5,552
5,748
5,519
1999
2000
2001


Sales declined slightly in 2001, reflecting difficult economic and industry conditions.


GROSS MARGIN
Percent to sales
34.1
33.2
31.2
1999
2000
2001
Gross margins remain above 30%. Recent cost reduction moves should favorably impact gross margins this year and beyond.


DEBT TO CAPITAL RATIO
Percent
30.1
34.7
31.7
1999
2000
2001
VF's debt to capital ratio remains well below our target range, providing flexibility to pursue a variety of investment opportunities.

resulting from a full year of sales in 2001 at The North Face, Eastpak and H.I.S businesses acquired during 2000. Sales in 2000 rose 4% to a record $5,748 million. The 2000 sales increase was primarily due to $367 million of sales at businesses acquired in 2000 and 1999. In translating foreign currencies into the U.S. dollar, the stronger U.S. dollar reduced 2001 sales comparisons by $31 million relative to the prior year and reduced 2000 sales comparisons by $73 million relative to 1999.

Gross margins were 31.2% of sales in 2001, compared with 33.2% in 2000 and 34.1% in 1999. Excluding restructuring charges included in cost of products sold of $129.3 million in 2001 and $55.9 million in 2000, gross margins were 33.5% in 2001 and 34.1% in 2000. Gross margins in the last two years benefited from higher than average margins in the companies acquired in 2000 and from the continuing shift to lower cost sourcing, lower raw material costs and increased operating efficiencies. Offsetting these improvements in 2001 were $44 million of manufacturing downtime costs (.8% of sales), primarily in domestic jeanswear, and in 2000 were lower gross margins in occupational apparel, as well as normal wage and benefit inflation in both years.

Over the last three years, the amount of domestic sales derived from products manufactured in lower cost locations outside the United States has increased each year to where 78% was obtained from international locations during 2001. Once the 2001 restructuring actions have been effected, 15% of our United States sales will be obtained from products manufactured in our domestic plants, 45% will be manufactured in our facilities in Mexico and the Caribbean basin and 40% manufactured by contractors primarily in Mexico, the Caribbean or Asia. Similarly, to support our sales in foreign markets, we have shifted our sourcing from higher cost owned plants located primarily in Western Europe to lower cost owned and contracted production in locations outside of Western Europe.

Marketing, administrative and general expenses were 24.0% of sales in 2001, compared with 23.5% in 2000 and 22.2% in 1999. Excluding restructuring charges of $70.1 million in 2001 and $37.2 million in 2000, expenses were 22.7% of sales in 2001 and 22.9% in 2000. Despite the decline in sales, expenses as a percent of sales declined slightly in 2001 due to cost control efforts and benefits of the 2000 restructuring initiatives. Expenses as a percent of sales increased in 2000 due to the higher than average expense levels of the 2000 acquisitions.

Other operating income and expense includes amortization of intangible assets, net of royalty income. In addition, this caption includes $37.4 million in 2001 for the write-off of intangible assets of the businesses exited and $26.8 million in 2000 for the loss on disposal, primarily the write-off of intangible assets, of the Wrangler business in Japan.

Net interest expense increased in each of the last two years due to higher average borrowings related to the 2000 business acquisitions and, to a lesser extent, higher overall interest rates on the Company's debt.

The effective income tax rate was 47.6% in 2001, 38.1% in 2000 (before the cumulative effect of the change in accounting policy) and 38.5% in 1999. Excluding the effects of the restructuring charges, the effective tax rate was 38.4% in 2001 and 37.7% in 2000. On this basis, the effective rate declined in 2000 due to higher U.S. tax credits, permanently invested foreign earnings requiring no U.S. tax provision and lower state income taxes. The effective rate increased in 2001 mainly due to a reduction in U.S. tax credits.

Net income as reported was $137.8 million in 2001, $260.3 million in 2000 and $366.2 million in 1999, while diluted earnings per share were $1.19, $2.21 and $2.99, respectively. Excluding the effects of the restructuring charges in 2001 and 2000 and the effect of the change in accounting policy in 2000, income was $307.8 million ($2.68 per share) in 2001 and $343.8 million ($2.92 per share) in 2000. Income in 2001 excluding restructuring charges declined by 10%, while earnings per share declined by 8%, reflecting the benefit of the Company's share repurchase program. Similarly, 2000 income declined by 6% from 1999, while earnings per share declined by 2%, again reflecting the benefit of the Company's share repurchase program. Also affecting the comparisons, earnings in 2001 include $.06 per share from the reversal of 2000 restructuring accruals. The 2000 acquisitions had a $.09 per share positive impact on 2001 results relative to 2000, while those acquisitions had a $.06 dilutive effect on 2000 earnings per share. The stronger U.S. dollar had a $.02 negative impact on earnings per share in 2001 compared with the prior year, while it had a $.05 negative impact in 2000.

Information by Business Segment

The Consumer Apparel segment consists of our jeanswear, women's intimate apparel, swimwear, and children's apparel businesses. Overall, segment sales declined by 5% in 2001 and by 1% in 2000. Domestic jeanswear sales declined 5% in 2001 reflecting softness in the jeans market and in overall retail apparel sales and pressure from lower priced private label goods, particularly in the mass channel. Domestic jeanswear sales had increased 5% during 2000, with strength across all categories. In European jeanswear, sales increased 15% in 2001 due to the full year of sales of H.I.S acquired in late 2000 and growth in the Lee, Wrangler and mass market businesses. European jeanswear sales had declined in 2000 primarily due to the negative effects of foreign currency translation. In international markets outside of Europe, jeanswear sales decreased in 2001 due to the exit of the Wrangler business in Japan and recessionary economic conditions in Latin America. Domestic intimate apparel sales declined 1% in 2001 and 9% in 2000, as increases in department store brands were more than offset by the lack of new private label programs and by a reduction in *Vassarette* brand sales in the mass channel. Sales in 2001 declined in Jantzen swimwear and in childrenswear, both of which sell primarily to the department store channel. Segment profit in 2001, excluding $84.4 million of restructuring charges, decreased 19% from 2000. The profit decline was due to lower sales in domestic jeanswear, playwear and Jantzen swimwear businesses, to expenses related to downtime in domestic jeanswear manufacturing facilities to maintain inventories in line with demand and to operating losses incurred in Latin America and swimwear. Segment profit in 2000, excluding $71.0 million of restructuring charges, increased 7% over 1999, led by growth in sales and profit margins in both domestic and international jeanswear.

The Occupational Apparel segment includes the Company's industrial, career and safety apparel businesses. Sales decreased 19% in 2001 due to (1) workforce reductions in the U.S. manufacturing sector that has impacted overall workwear uniform sales, (2) the ongoing consolidation of our industrial laundry customers and those customers placing greater reliance on their in-house manufacturing and (3) elimination of workwear product lines that were discontinued near the end of 2000. Sales had increased in 2000 due to the full year sales of three companies acquired in early 1999. Segment profit, excluding $23.9 million of restructuring charges in 2001 and $34.6 million in 2000, was flat for the two years, which represented higher margins earned on reduced sales volume in 2001 and elimination of operating losses on the discontinued product lines. Segment profit declined significantly in 2000 due to manufacturing and distribution inefficiencies related to the integration of acquired companies.

The Outdoor Apparel and Equipment segment consists of the Company's outdoor-related businesses represented by *The North Face* branded products (outerwear and equipment) and the *JanSport* and *Eastpak* brands (backpacks and daypacks). Sales increased significantly in 2000 with the acquisitions of The North Face and Eastpak businesses in May 2000, and sales increased further in 2001 due to the acquired companies being included for the full year. Segment profit, excluding $3.7 million of restructuring charges in 2001 and $1.0 million in 2000, increased significantly in 2001 due to increased margins earned at the acquired businesses and at JanSport.

The All Other segment includes the Company's knitwear businesses. Sales and segment profit, excluding $102.5 million of restructuring charges in 2001 and $5.0 million in 2000, were relatively flat over the three year period. However, with difficult market conditions, pricing pressures and an unfavorable outlook for 2002 and beyond, management decided to exit the Private Label knitwear business and related textile operations near the end of 2001. The decision to exit this capital intensive business,

CASH PROVIDED BY OPERATIONS

Dollars in millions


423
443
686
1999
2000
2001

Aggressive moves to reduce inventories during the year resulted in excellent cash flow from operations in 2001.

CAPITAL EXPENDITURES

Dollars in millions



150
125
82
1999
2000
2001

Capital expenditures declined in 2001, as the rate of manufacturing expansion has slowed.

DIVIDENDS PER SHARE

Dollars


0.85
0.89
0.93
1999
2000
2001

VF's dividend payout rose 4% for 2001, with an indicated payout of $.96 per share for 2002.

which had sales averaging $206 million per year and segment profit averaging $9 million over the three year period, resulted in a $102.5 million restructuring charge in 2001. The remaining licensed sportswear and distributor knitwear businesses offer more attractive prospects on a sharply lower capital base.

Analysis of Financial Condition

Balance Sheets

Accounts receivable declined in 2001 due to lower fourth quarter sales and to lower days' sales outstanding. The allowance for bad debts was increased at the end of 2001 to provide for the estimated loss resulting from the bankruptcy in early 2002 of one of our five largest retail customers.

For the year 2001, we established a goal to reduce inventories by $100 million. This goal was exceeded and inventories actually declined by more than $200 million through cautious planning considering the overall retail environment, downtime in our manufacturing facilities and reductions as planned in the inventories of the companies acquired in 2000. We estimate that inventories will be further reduced in 2002, primarily by liquidation of inventories at the businesses being exited during the year.

Property, plant and equipment declined during 2001 as a result of the write-down of assets related to the 2001 restructuring actions and to depreciation expense exceeding capital spending during the year.

The decrease in intangible assets during 2001 resulted from write-downs related to the disposition of businesses included in the 2001 restructuring provision, amortization expense and the effects of foreign currency translation.

Accounts payable declined as a result of lowering our inventory purchases near the end of 2001. The increase in other accrued liabilities results from the restructuring charges recorded in the fourth quarter of 2001.

Liquidity and Cash Flows

In managing its capital structure, management's goal is to maintain a debt to capital ratio of less than 40%, providing flexibility to pursue investment opportunities that may become available. Our debt to capital ratio remains below these guidelines: 31.7% at the end of 2001 and 34.7% at the end of 2000. Net of cash, our debt to capital ratio at the end of 2001 was 23.5%.

Working capital was $1,217.6 million and the current ratio was 2.5 to 1 at the end of 2001, compared with $1,103.9 million and 2.1 to 1 at the end of 2000. The increase in 2001 was due primarily to lower short-term borrowings and current maturities of long-term debt.

The primary source of liquidity is the Company's strong cash flow provided by operations, which was $685.7 million in 2001, $443.3 million in 2000 and $423.4 million in 1999. The increase in cash flow from operations in 2001 was primarily due to reductions in inventories and accounts receivable. Cash flow from operations in 2002 is expected to range from $400 to $450 million. With our strong financial position, unused credit lines and additional borrowing capacity, the Company has substantial liquidity and flexibility to meet investment opportunities that may arise.

Capital expenditures were $81.6 million in 2001, compared with $125.2 million and $150.1 million in 2000 and 1999, respectively. Capital expenditures in 2001 generally relate to replacement spending in our worldwide manufacturing and other facilities. Spending has declined from the 2000 and prior years' levels due to completion of expansion programs in offshore manufacturing capacity, primarily in jeanswear. We expect that capital spending in 2002 will be comparable to the 2001 level and will be funded by cash flow from operations.

Subsequent to the end of 2001, the Company called $200.0 million of long-term debt for redemption. This debt was paid in February 2002 with existing cash balances.

During each of 2001 and 2000, the Company purchased 4.0 million shares of its Common Stock in open market transactions at a cost of $146.6 million and $105.7 million, respectively. Under its current authorization from the Board of Directors, the Company may purchase up to an additional 10.0 million shares. We intend to purchase approximately one million shares per quarter during 2002, although this rate of repurchase may be adjusted depending on acquisition opportunities that might arise.

Cash dividends totaled $.93 per common share in 2001, compared with $.89 in 2000 and $.85 in 1999. The dividend payout rate increased to 78% and 40% due to lower 2001 and 2000 earnings, respectively (35% and

30% excluding restructuring charges in both years and the change in accounting policy in 2000), compared with a payout rate of 28% in 1999. The indicated annual dividend rate for 2002 is $.96 per share. VF has paid dividends on its Common Stock annually since 1941, and we intend to maintain a long-term payout rate of 30%.

Management believes that the Company has sufficient funds provided by operations, as well as unused credit lines and additional borrowing capacity, to meet all of its obligations when due. Debt agreements do not contain acceleration clauses related to changes in credit ratings. Following is a summary of the Company's fixed obligations at the end of 2001 that will require the use of funds:

	Payments Due by Year			
In millions	*2002*	*2003 – 2004*	*2005 – 2006*	*Thereafter*
Long-term debt [1]	$ 0.7	$202.0	$400.6	$301.4
Operating leases	57.4	81.7	48.0	63.8
Minimum royalties under licenses [2]	18.2	40.1	23.1	10.6
	$76.3	$323.8	$471.7	$375.8

[1] $200.0 million of the debt due in 2003–2004 was called for redemption and paid in February 2002.
[2] Royalties paid under trademark licenses are recognized in cost of products sold in the Consolidated Statements of Income as the related products are sold.

We have other financial commitments at the end of 2001 that may require the use of funds under certain circumstances:

- The Company has outstanding $72.4 million of trade letters of credit for the purchase of inventory from foreign suppliers in the ordinary course of business. These letters of credit, generally for periods of less than six months, will only be paid upon satisfactory receipt of the inventory by the Company.
- Matching contributions under the Employee Stock Ownership Plan are made to participants in the form of shares of the Company's Series B Convertible Preferred Stock. The Company has an obligation to redeem Preferred Stock held in participant accounts, and to pay each participant the value of their account, upon retirement or withdrawal from the plan. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Payments made for redemption of Preferred Stock have averaged $5.2 million per year over the last three years.
- The Company has entered into $50.0 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if VF were to fail to meet its claims obligations.

Outlook for 2002

Looking ahead to 2002:

- We expect that our sales will decline by 8%, with one-half of that decline resulting from the business exits announced in late 2001. Regarding our ongoing businesses, we continue to expect slow consumer spending on apparel in the U.S. We believe that the Company will successfully address the competitive pressures in the retail apparel marketplace by delivering more value in the form of selective price reductions and more marketing investment, product innovation and in-store promotion. In addition, while we cannot assess the impact on VF of the bankruptcy filing of one of our largest customers as mentioned in the Balance Sheets section above, it is possible that there will be some decline in sales volume with that customer.
- As previously stated, the restructuring actions should result in $100 million of cost reduction. However, labor, pension and other benefit cost increases, higher marketing spending in our leading brands and other inflationary increases will offset a portion of these savings. On an overall basis, operating margins for ongoing businesses should improve by at least 1.0% of sales.
- Of the estimated $265 million of restructuring charges that we approved in the fourth quarter of 2001, we expect that $25 to $30 million of those costs will be recorded in 2002 as the actions are carried out. In addition, costs and operating losses to be incurred in liquidation of the Private Label knitwear and swimwear businesses will approximate $15 million. The combined impact of these restructuring charges and business exit costs is estimated at $.25 per share.

- Net interest expense should decline slightly.
- We have restructured our European manufacturing and sales operations and have been granted tax incentives if we maintain certain employment and investment commitments. Going forward, this will allow our European earnings to be taxed at a lower effective income tax rate. This arrangement, along with elimination of nondeductible amortization expense for intangible assets as discussed below, should result in a lower effective income tax rate for VF in 2002.
- We will adopt the recently issued Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets,* at the beginning of 2002. Under this Statement, amortization of intangible assets, which was $36.0 million ($.32 per share) in 2001, will not be required in future years. See Note A to the consolidated financial statements
- Upon adoption of FASB Statement No. 142, *Goodwill and Other Intangible Assets,* we expect to record a noncash write-off of $350 to $550 million of intangible assets. This charge will be reported as the cumulative effect of a change in accounting policy at the beginning of 2002. See Note A to the consolidated financial statements.

To establish an appropriate basis for comparison, had the change in accounting for goodwill amortization expense ($.32 per share) occurred in 2001 and excluding restructuring charges ($1.53 per share), earnings for 2001 would have been $3.00 per share. For the year 2002, considering all of the above factors but excluding the effects of the 2002 restructuring charges, costs related to discontinued businesses (which together are estimated at $.25 per share) and the estimated write-off of intangible assets related to the change in accounting policy, management expects earnings per share to be flat to up slightly.

Euro Currency Conversion

Over the last three years, 12 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and a single new currency, the euro. During the transition period through December 2001, business transactions were conducted in both the euro and the legacy currencies. Beginning in January 2002, the euro is the sole currency of the participating countries. All information technology systems are euro compliant, and no problems arose when all transactions began to be processed in the euro beginning in January 2002.

Approximately 10% of the Company's 2001 sales were generated in the participating countries of the European Union. We continue to evaluate the strategic implications of the euro, including pricing and distribution of the Company's products. The euro has led to more uniform pricing across the European markets, including those that have not adopted the euro as their common currency. The ongoing financial impact of the euro on the Company's operations will depend on the competitive conditions that exist in the various regional markets. However, we do not believe that the euro will have a material effect on the Company's results of operations or financial position.

Risk Management

The Company is exposed to a variety of market risks in the ordinary course of business. We regularly assess these potential risks and manage the Company's exposures to these risks through its operating and financing activities and, when appropriate, by hedging or through the use of derivative financial instruments. We do not use derivative instruments for trading or speculative purposes.

We limit the risk of interest rate fluctuations on net income and cash flows by managing the Company's mix of fixed and variable interest rate debt. In addition, although we did not do so during 2001, we may also use derivative financial instruments to minimize our interest rate risk. Our primary interest rate exposure relates to changes in interest rates on short-term domestic and foreign borrowings. Short-term borrowings averaged $180 million during 2001, $470 million during 2000 and $430 million during 1999. Based on the average amount outstanding during 2001, the effect of a hypothetical 1% change in interest rates on reported net income would be $.01 per share.

The Company has assets and liabilities in foreign subsidiaries that are subject to fluctuations in foreign currency exchange rates. Investments in these primarily European subsidiaries are considered to be long-term investments, and accordingly, we use a functional currency other than the U.S. dollar. We do not hedge these net investments and do not hedge the translation of foreign currency operating results into the U.S. dollar. Based on the amount of international earnings in 2001, the effect on the translation of international earnings of a hypothetical 10% change in average foreign currency rate relative to the U.S. dollar would be approximately $.04 per share.

A growing percentage of the total product needs to support our domestic and European businesses are manufactured in our plants in foreign countries or by foreign contractors. The Company's primary net foreign currency market exposures relate to the Mexican peso, the euro and the Canadian dollar. We monitor net foreign currency market exposures and may in the ordinary course of business enter into foreign exchange forward contracts related to specific foreign currency transactions or anticipated cash flows occurring within 12 months. Use of these financial instruments allows us to reduce the Company's overall exposure to exchange rate movements, since gains and losses on these contracts will offset the losses and gains on the transactions being hedged. Our practice to manage our foreign currency market exposures during 2001 was to hedge an average of 50% of our significant net foreign currency cash flows relating to inventory purchases and sales, operating expenses and intercompany royalty payments anticipated for the following 12 months. Hedging was not significant during 2000 and 1999.

The Company has various nonqualified deferred compensation plans in which liabilities accrued for the plans' participants are based on market values of investment funds that are selected by participants. The risk of changes in the market values of the participants' underlying investment selections is hedged by the Company's investments in a portfolio of variable life insurance contracts and other securities that substantially mirror the investment selections underlying the deferred compensation liabilities. These Company-owned investment securities are held in irrevocable trusts. Increases and decreases in deferred compensation liabilities are substantially offset by corresponding increases and decreases in the market value of the Company's investments, resulting in a negligible net exposure to the Company's operating results and financial position.

Cautionary Statement on Forward-Looking Statements

From time to time, we may make oral or written statements, including statements in this Annual Report, that constitute "forward-looking statements" within the meaning of the federal securities laws. This includes statements concerning plans, objectives, projections and expectations relating to the Company's operations or economic performance, and assumptions related thereto.

Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the overall level of consumer spending for apparel; changes in trends in the segments of the market in which the Company competes; competitive conditions in and financial strength of our suppliers and of our retail customers; actions of competitors and customers that may impact the Company's business; completion of software developed by outside vendors and the related implementation of the Company's common systems project; the ability to execute our restructuring initiatives and to achieve the anticipated cost savings; the availability of new acquisitions that increase shareholder value and our ability to integrate new acquisitions successfully; and the impact of economic changes in the markets where the Company competes, such as changes in interest rates, currency exchange rates, inflation rates, recession, and other external economic and political factors over which we have no control.

Management's Responsibility for Financial Statements

Management of VF Corporation has prepared the accompanying financial statements and is responsible for their content. We believe the statements accurately report the financial position and operating results of the Company, on a basis consistent with generally accepted accounting principles and management's best estimates and judgments. Other financial information in this report is consistent with these financial statements.

Management has established an internal control process which we believe reasonably assures that assets are safeguarded, information is fairly reported, applicable laws and regulations are complied with and operations are conducted on an effective and efficient basis. Inherent in all internal control processes are limitations based on the recognition that the costs of such processes should be related to the benefits to be derived. The internal control process is routinely challenged by management, the independent auditors and our internal audit staff to determine whether the internal control process continues to function effectively. Significant auditor recommendations have been reviewed and adopted when appropriate.

The Audit Committee of the Board of Directors meets periodically with the independent and internal auditors to discuss the scope and findings of audit work performed, the selection and disclosure of critical accounting policies, the impact of financial reporting matters and the effectiveness of the internal control process. The independent auditors and internal auditors have full access to the Committee, with and without the presence of management, to discuss any appropriate matters.

Mackey J. McDonald
Chairman, President and
Chief Executive Officer

Robert K. Shearer
Vice President – Finance and
Chief Financial Officer

Robert A. Cordaro
Vice President – Controller and
Chief Accounting Officer

Report of Independent Accountants

To the Board of Directors and Shareholders
VF Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and common shareholders' equity present fairly, in all material respects, the financial position of VF Corporation and its subsidiaries at December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the financial statements, the Company changed its accounting policy for revenue recognition in 2000.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 5, 2002

Quarterly Results of Operations (Unaudited)

In thousands, except per share amounts	*Net Sales*	*Gross Profit*	*Net Income*	*Earnings Per Common Share*		*Dividends Per Common Share*
				Basic	*Diluted*	
2001						
First quarter	$1,423,299	$ 480,893	$ 77,486	$ .68	$ .67	$.23
Second quarter	1,322,958	446,915	69,381	.61	.60	.23
Third quarter	1,477,196	506,565	103,560	.92	.90	.23
Fourth quarter	1,295,352	285,598	(112,597)*	(1.03)*	(1.03)*	.24
	$5,518,805	$1,719,971	$ 137,830	$ 1.19	$ 1.19	$.93
2000						
First quarter	$1,355,184	$ 457,603	$ 71,069**	$ .61**	$ .60**	$.22
Second quarter	1,330,325	462,859	75,745	.65	.64	.22
Third quarter	1,599,864	543,602	103,361	.90	.88	.22
Fourth quarter	1,462,506	441,364	10,159**	.08**	.08**	.23
	$5,747,879	$1,905,428	$ 260,334	$ 2.25	$ 2.21	$.89
1999						
First quarter	$1,358,244	$ 467,470	$ 85,566	$ .70	$ .69	$.21
Second quarter	1,364,830	461,935	79,582	.65	.64	.21
Third quarter	1,464,856	502,913	103,896	.87	.85	.21
Fourth quarter	1,363,686	462,178	97,198	.82	.81	.22
	$5,551,616	$1,894,496	$ 366,242	$ 3.04	$ 2.99	$.85

*In the fourth quarter of 2001, restructuring charges reduced net income by $170.0 million ($1.53 per share). See Note M to the consolidated financial statements.

**The first quarter of 2000 includes an aftertax change of $6.8 million ($.06 per share) for the cumulative effect of a change in accounting policy for revenue recognition. In addition, in the fourth quarter, restructuring charges reduced net income by $76.7 million ($.67 per share). See Notes A and M, respectively, to the consolidated financial statements.

Consolidated Statements of Income

In thousands, except per share amounts *Fiscal year ended*	*December 29, 2001*	*December 30, 2000*	*January 1, 2000*
Net Sales	**$5,518,805**	$5,747,879	$5,551,616
Costs and Operating Expenses			
Cost of products sold	**3,798,834**	3,842,451	3,657,120
Marketing, administrative and general expenses	**1,323,928**	1,352,024	1,230,009
Other operating expense, net	**48,797**	43,411	11,855
	5,171,559	5,237,886	4,898,984
Operating Income	**347,246**	509,993	652,632
Other Income (Expense)			
Interest income	**6,848**	7,684	8,936
Interest expense	**(93,364)**	(88,716)	(71,426)
Miscellaneous, net	**2,071**	2,572	5,434
	(84,445)	(78,460)	(57,056)
Income Before Income Taxes and Cumulative Effect of Change in Accounting Policy	**262,801**	431,533	595,576
Income Taxes	**124,971**	164,417	229,334
Income Before Cumulative Effect of Change in Accounting Policy	**137,830**	267,116	366,242
Cumulative Effect on Prior Years of Change in Accounting Policy for Revenue Recognition, Net of Income Taxes	**–**	(6,782)	–
Net Income	**$ 137,830**	$ 260,334	$ 366,242
Earnings Per Common Share – Basic			
Income before cumulative effect of change in accounting policy	**$ 1.19**	$ 2.31	$ 3.04
Net income	**1.19**	2.25	3.04
Earnings Per Common Share – Diluted			
Income before cumulative effect of change in accounting policy	**$ 1.19**	$ 2.27	$ 2.99
Net income	**1.19**	2.21	2.99
Cash Dividends Per Common Share	**$ .93**	$ .89	$ .85

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

In thousands *Fiscal year ended*	*December 29, 2001*	*December 30, 2000*	*January 1, 2000*
Net Income	$137,830	$260,334	$366,242
Other Comprehensive Income (Loss)			
Foreign currency translation:			
Amount arising during year	(24,340)	(36,758)	(60,180)
Less income tax effect	6,317	12,049	21,063
Reclassification to net income			
from disposal of foreign subsidiaries	–	2,030	–
Less income tax effect	–	(711)	–
Unrealized gains (losses) on marketable securities:			
Amount arising during year	(952)	(1,176)	–
Less income tax effect	373	431	–
Reclassification to net income for losses realized	1,502	1,613	–
Less income tax effect	(604)	(597)	–
Foreign exchange hedging contracts:			
Amount arising during year	14,161	–	–
Less income tax effect	(5,693)	–	–
Reclassification to net income			
for gains realized	(7,151)	–	–
Less income tax effect	2,875	–	–
Minimum pension liability adjustment:			
Amount arising during year	(2,504)	–	–
Less income tax effect	851	–	–
Comprehensive Income	$122,665	$237,215	$327,125

See notes to consolidated financial statements.

Consolidated Balance Sheets

In thousands, except share amounts	*December 29, 2001*	*December 30, 2000*
Assets		
Current Assets		
Cash and equivalents	$ 332,049	$ 118,891
Accounts receivable, less allowances of $62,964 in 2001 and $54,918 in 2000	602,334	716,299
Inventories	913,054	1,124,438
Deferred income taxes	158,110	118,314
Other current assets	25,873	32,154
Total current assets	2,031,420	2,110,096
Property, Plant and Equipment	654,692	776,015
Intangible Assets	1,015,783	1,101,876
Other Assets	401,121	370,169
	$4,103,016	$4,358,156
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings	$ 77,900	$ 147,005
Current portion of long-term debt	696	113,999
Accounts payable	251,588	340,127
Accrued liabilities	483,649	405,069
Total current liabilities	813,833	1,006,200
Long-term Debt	904,035	905,036
Other Liabilities	228,501	214,590
Redeemable Preferred Stock	45,631	48,483
Deferred Contributions to Employee Stock Ownership Plan	(1,780)	(7,966)
	43,851	40,517
Common Shareholders' Equity		
Common Stock, stated value $1; shares authorized, 300,000,000; shares outstanding, 109,998,190 in 2001 and 112,258,556 in 2000	109,998	112,259
Additional paid-in capital	884,638	833,441
Accumulated other comprehensive income (loss)	(103,040)	(87,875)
Retained earnings	1,221,200	1,333,988
Total common shareholders' equity	2,112,796	2,191,813
	$4,103,016	$4,358,156

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

In thousands *Fiscal year ended*	*December 29, 2001*	*December 30, 2000*	*January 1, 2000*
Operations			
Net income	$ 137,830	$ 260,334	$ 366,242
Adjustments to reconcile net income to cash provided by operations:			
Cumulative effect of accounting change	–	6,782	–
Restructuring costs	**220,197**	117,770	–
Depreciation	**132,942**	137,022	134,335
Amortization of intangible assets	**36,030**	36,400	33,097
Other, net	**(45,127)**	5,358	5,341
Changes in current assets and liabilities:			
Accounts receivable	**97,449**	329	(12,379)
Inventories	**185,255**	(73,871)	43,655
Accounts payable	**(78,563)**	(20,554)	(21,414)
Other, net	**(298)**	(26,256)	(125,516)
Cash provided by operations	**685,715**	443,314	423,361
Investments			
Capital expenditures	**(81,603)**	(125,224)	(150,076)
Business acquisitions	**(5,057)**	(308,062)	(156,587)
Other, net	**(7,456)**	(9,953)	(13,114)
Cash invested	**(94,116)**	(443,239)	(319,777)
Financing			
Increase (decrease) in short-term borrowings	**(61,850)**	(244,041)	145,768
Proceeds from long-term debt	–	495,185	1,032
Payment of long-term debt	**(114,302)**	(5,058)	(3,269)
Purchase of Common Stock	**(146,592)**	(105,723)	(149,075)
Cash dividends paid	**(106,864)**	(104,920)	(104,302)
Proceeds from issuance of Common Stock	**44,632**	1,317	25,323
Other, net	**7,193**	4,493	1,269
Cash provided (used) by financing	**(377,783)**	41,253	(83,254)
Effect of Foreign Currency Rate Changes on Cash	**(658)**	(2,298)	(3,677)
Net Change in Cash and Equivalents	**213,158**	39,030	16,653
Cash and Equivalents – Beginning of Year	**118,891**	79,861	63,208
Cash and Equivalents – End of Year	**$ 332,049**	$ 118,891	$ 79,861

See notes to consolidated financial statements.

Consolidated Statements of Common Shareholders' Equity

In thousands	*Common Stock*	*Additional Paid-in Capital*	*Accumulated Other Comprehensive Income (Loss)*	*Retained Earnings*
Balance January 2, 1999	$119,466	$801,511	$ (25,639)	$1,170,970
Net income	–	–	–	366,242
Cash dividends:				
Common Stock	–	–	–	(100,755)
Series B Convertible Preferred Stock	–	–	–	(3,547)
Tax benefit from Preferred Stock dividends	–	–	–	437
Redemption of Preferred Stock	–	–	–	(3,284)
Purchase of treasury shares	(4,000)	–	–	(145,075)
Stock compensation plans, net	813	29,543	–	(187)
Common Stock held in trust for deferred compensation plans	(74)	–	–	(3,486)
Foreign currency translation	–	–	(39,117)	–
Balance January 1, 2000	116,205	831,054	(64,756)	1,281,315
Net income	–	–	–	260,334
Cash dividends:				
Common Stock	–	–	–	(101,584)
Series B Convertible Preferred Stock	–	–	–	(3,336)
Tax benefit from Preferred Stock dividends	–	–	–	280
Redemption of Preferred Stock	–	–	–	(1,102)
Purchase of treasury shares	(4,000)	–	–	(101,723)
Stock compensation plans, net	59	2,387	–	(163)
Common Stock held in trust for deferred compensation plans	(5)	–	–	(33)
Foreign currency translation	–	–	(23,390)	–
Unrealized gains on investment securities	–	–	271	–
Balance December 30, 2000	112,259	833,441	(87,875)	1,333,988
Net income	–	–	–	137,830
Cash dividends:				
Common Stock	–	–	–	(103,717)
Series B Convertible Preferred Stock	–	–	–	(3,147)
Tax benefit from Preferred Stock dividends	–	–	–	132
Redemption of Preferred Stock	–	–	–	(2,571)
Purchase of treasury shares	(4,000)	–	–	(142,592)
Stock compensation plans, net	1,694	51,197	–	(124)
Common Stock held in trust for deferred compensation plans	45	–	–	1,401
Foreign currency translation	–	–	(18,023)	–
Unrealized gains on marketable securities	–	–	319	–
Foreign exchange hedging contracts	–	–	4,192	–
Minimum pension liability adjustment	–	–	(1,653)	–
Balance December 29, 2001	$109,998	$884,638	$(103,040)	$1,221,200

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of VF Corporation and all majority-owned subsidiaries after elimination of intercompany transactions and profits.
Cash and Equivalents includes demand deposits and temporary investments that are readily convertible into cash and have an original maturity of three months or less.
Inventories are stated at the lower of cost or market. Inventories stated on the last-in, first-out method represent 49% of total 2001 inventories and 47% in 2000. Remaining inventories are valued using the first-in, first-out method.
Property and Depreciation: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging up to 40 years for buildings and 10 years for machinery and equipment.

The Company's policy is to evaluate property for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss may be recorded if undiscounted future cash flows are not expected to be adequate to recover the assets' carrying value.
Intangible Assets represent the excess of costs over the fair value of net tangible assets of businesses acquired, less accumulated amortization of $327.3 million and $306.7 million in 2001 and 2000. These assets are amortized using the straight-line method over 10 to 40 years.
Revenue Recognition: During the fourth quarter of 2000, the Company changed its accounting policy for recognizing sales in accordance with the SEC's Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*. Previously, sales were recorded upon shipment of goods to the customer. The new policy recognizes that the risks of ownership in some transactions do not substantively transfer to customers until the product has been received by them, without regard to when legal title has transferred. The cumulative effect of this change in policy for periods prior to January 2000 of $6.8 million (net of income taxes of $4.1 million), or $.06 per share, is shown in the Consolidated Statements of Income. The accounting change had an insignificant impact on annual sales and income before cumulative effect.
Advertising Costs are expensed as incurred and were $243.7 million in 2001, $251.7 million in 2000 and $257.6 million in 1999.
Shipping Costs to customers are included in Marketing, Administrative and General Expenses and were $52.3 million in 2001, $54.1 million in 2000 and $51.0 million in 1999.
Stock-based Compensation: Compensation expense is recorded for the excess, if any, of the market price of VF Common Stock at the date of grant over the amount the employee must pay for the stock.
Derivative Financial Instruments: The Company adopted Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and related amendments at the beginning of 2001. This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at their fair value. Changes in the fair value of derivatives are recognized in either Net Income or Other Comprehensive Income, depending on the designated purpose of the derivative. The cumulative effect of adopting this Statement at the beginning of 2001 was not significant.
New Accounting Pronouncements: At the end of 2001, the Company had $1,015.8 million of net intangible assets arising from numerous acquisitions. Under the accounting rules in effect through the end of 2001, the intangible assets were being amortized over their estimated useful lives, limited to a maximum period of 40 years. Also, whenever events or changes in circumstances had indicated that the carrying amount of intangible assets might not be recoverable, the Company had evaluated their recoverability using forecasted net cash flows on an undiscounted basis.

During 2001, the Financial Accounting Standards Board issued Statement No. 142, *Goodwill and Other Intangible Assets*, which is effective for the Company at the beginning of 2002 and may not be applied retroactively to financial statements of prior periods. Under this Statement, goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives will not be amortized but must be tested at least annually for impairment. Other intangible assets will be amortized over their estimated useful lives. The new

Statement also requires an initial test for impairment of existing goodwill and intangible assets to determine if the existing carrying value exceeds its fair value. Any transitional impairment determined upon adoption of the new Statement must be recognized as the cumulative effect of a change in accounting principle in the Consolidated Statement of Income at the beginning of 2002.

Under the new Statement, goodwill amortization, which totaled $36.0 million ($.32 per share) for fiscal year 2001, will not be required in future years. With regard to the initial impairment provisions, management is currently evaluating the effects of the Statement on existing intangible assets. Because of the extensive effort needed to comply with adoption of the new rules, management has not completed its analysis of the amount of the initial impairment charge that will be required upon adoption of the Statement in the first quarter of 2002. However, based on the analysis performed to-date, management believes that the amount of the initial impairment charge could be $350 to $550 million (unaudited).

The Financial Accounting Standards Board also issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement, which is required to be adopted by the beginning of 2002, establishes accounting standards for the recognition and measurement of long-lived assets held for use or held for disposal. This Statement will require that the historical operating results of the Private Label knitwear and the Jantzen swimwear business units be reclassified to discontinued operations following disposition of those businesses by the end of 2002; see Note M to financial statements.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Note B Acquisitions

During 2000, the Company acquired the common stock of The North Face, Inc., the Eastpak backpack and daypack business and 85% of the common stock of H.I.S Sportswear AG. The Company also acquired the trademark rights to the Chic and Gitano brands. The aggregate cost for these businesses was $206.5 million, plus repayment of $107.7 million of indebtedness. Intangible assets related to these acquisitions totaled $171.2 million. If these acquisitions had occurred at the beginning of the year, unaudited 2000 results of operations would have been: sales of $5,927.6 million; net income of $229.6 million; and earnings per share of $1.98 basic and $1.95 diluted. During 2001, the Company increased its ownership of H.I.S Sportswear AG to 97%.

In 1999, the Company acquired several businesses for an aggregate cost of $136.1 million, plus repayment of $23.3 million in debt. Intangible assets related to these acquisitions totaled $87.4 million.

The Company accrued various restructuring charges in connection with the 1999 and 2000 acquisitions. The charges relate to severance, closure of manufacturing and distribution facilities, and lease and contract termination costs. Cash payments related to these actions will be substantially completed during the first half of 2002. Charges are summarized as follows:

In thousands	*Severance*	*Facilities Exit Costs*	*Lease and Contract Termination*	*Total*
Accrual for 1999 acquisitions	$ 5,061	$ 1,622	$ 17,948	$ 24,631
Cash payments	(1,362)	(208)	(2,218)	(3,788)
Balance January 1, 2000	3,699	1,414	15,730	20,843
Accrual for 2000 acquisitions	9,426	2,026	1,044	12,496
Cash payments	(6,411)	(831)	(6,588)	(13,830)
Adjustments to acquisition costs	(2,037)	(711)	(723)	(3,471)
Balance December 30, 2000	4,677	1,898	9,463	16,038
Accrual for 2000 acquisitions	400	1,020	2,400	3,820
Cash payments	(2,899)	(2,813)	(4,186)	(9,898)
Balance December 29, 2001	$ 2,178	$ 105	$ 7,677	$ 9,960

All acquisitions have been accounted for as purchases, and accordingly, the purchase prices have been allocated to the net assets acquired based on fair values at the dates of acquisition. The excess of cost over fair value of the purchased businesses has been allocated to intangible assets and is being amortized over periods from 19 to 40 years. Operating results of these businesses have been included in the consolidated financial statements since the dates of acquisition.

Note C Inventories

In thousands	2001	2000
Finished products	**$ 624,343**	$ 710,158
Work in process	**155,446**	194,194
Materials and supplies	**133,265**	220,086
	$ 913,054	$1,124,438

The current cost of inventories stated on the last-in, first-out method is not significantly different from their value determined under the first-in, first-out method.

Note D Property, Plant and Equipment

In thousands	2001	2000
Land	**$ 57,376**	$ 57,961
Buildings	**516,163**	504,816
Machinery and equipment	**1,244,858**	1,302,549
	1,818,397	1,865,326
Less accumulated depreciation	**1,163,705**	1,089,311
	$ 654,692	$ 776,015

Note E Short-term Borrowings

In thousands	2001	2000
Commercial paper	**$ –**	$ 56,855
Banks	**77,900**	90,150
	$ 77,900	$ 147,005

The weighted average interest rate for short-term borrowings was 8.6% at the end of 2001 and 9.0% at the end of 2000. The Company maintains an unsecured revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to July 2004, requires an .08% facility fee per year and contains various financial covenants, including a requirement that debt cannot exceed two times Common Shareholders' Equity. At December 29, 2001, there were no borrowings under the agreement.

Note F Accrued Liabilities

In thousands	2001	2000
Income taxes	**$ 68,631**	$ 45,548
Compensation	**89,861**	86,521
Restructuring costs (Note M)	**109,096**	37,393
Other	**216,061**	235,607
	$ 483,649	$ 405,069

Note G Long-term Debt

In thousands	2001	2000
9.50% notes, due 2001	$ –	$ 100,000
6.63% notes, due 2003	100,000	100,000
7.60% notes, due 2004	100,000	100,000
6.75% notes, due 2005	100,000	100,000
8.10% notes, due 2005	300,000	300,000
8.50% notes, due 2010	200,000	200,000
9.25% debentures, due 2022	100,000	100,000
Other	4,731	19,035
	904,731	1,019,035
Less current portion	696	113,999
	$ 904,035	$ 905,036

The scheduled payments of long-term debt are $101.7 million in 2003, $100.3 million in 2004, $400.3 million in 2005 and $.3 million in 2006. The Company paid interest of $95.2 million in 2001, $77.1 million in 2000 and $73.4 million in 1999. Subsequent to the end of the year, the Company called a total of $200.0 million of its notes due in 2003 and 2004 for redemption in February 2002.

Note H Other Liabilities

In thousands	2001	2000
Deferred compensation	$ 165,943	$ 160,228
Other	62,558	54,362
	$ 228,501	$ 214,590

Note I Benefit Plans

The Company sponsors a noncontributory defined benefit pension plan covering substantially all full-time domestic employees and a nonqualified supplemental defined benefit pension plan covering key employees. The effect of the defined benefit plans on income is as follows:

In thousands	2001	2000	1999
Service cost – benefits earned during the year	$ 19,627	$ 20,863	$ 22,174
Interest cost on projected benefit obligation	50,261	47,630	41,166
Expected return on plan assets	(62,477)	(57,945)	(50,692)
Curtailment charge (Note M)	15,971	–	–
Amortization of:			
Prior service cost	6,435	6,352	5,359
Actuarial (gain)	(9,528)	(2,156)	(831)
Pension expense	$ 20,289	$ 14,744	$ 17,176

The following provides a reconciliation of the changes in fair value of the pension plans' assets and benefit obligations, based on a September 30 valuation date, plus the funded status at the end of each year:

In thousands	2001	2000
Fair value of plan assets, beginning of year	$ 728,389	$ 667,295
Actual return on plan assets	(129,402)	80,443
Company contributions	22,038	1,445
Acquired company plan	–	5,647
Benefits paid	(29,194)	(26,441)
Fair value of plan assets, end of year	591,831	728,389
Projected benefit obligations, beginning of year	623,822	585,850
Service cost	19,627	20,863
Interest cost	50,261	47,630
Plan amendments	1,755	19,277
Acquired company plan	–	4,917
Partial plan curtailment	(38,434)	–
Actuarial (gain) loss	60,732	(28,274)
Benefits paid	(29,194)	(26,441)
Projected benefit obligations, end of year	688,569	623,822
Funded status, end of year	(96,738)	104,567
Unrecognized net actuarial (gain) loss	82,432	(137,164)
Unrecognized prior service cost	27,187	43,729
Pension asset, net	$ 12,881	$ 11,132
Amount included in balance sheets:		
Other assets	$ 56,993	$ 42,516
Other liabilities	(46,616)	(31,384)
Accumulated other comprehensive income	2,504	–
	$ 12,881	$ 11,132

The projected benefit obligation was determined using an assumed discount rate of 7.5% in 2001, 8.0% in 2000 and 7.8% in 1999. The assumption for compensation increases was 4.0% in each year, and the assumption for return on plan assets was 8.8% in each year.

For the unfunded supplemental defined benefit pension plan, the projected benefit obligation and the accumulated benefit obligation were $60.3 million and $46.6 million, respectively, at the end of 2001 and $50.5 million and $39.3 million, respectively, at the end of 2000. To support these benefit liabilities, the Company has purchased life insurance contracts and marketable securities. The cash value of life insurance and the market value of other investments was $21.7 million in 2001 and $25.3 million in 2000. These securities are held in irrevocable trusts and are included in other assets.

The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $7.1 million in 2001, $7.2 million in 2000 and $6.9 million in 1999. Plan expense was $3.8 million in 2001, $4.7 million in 2000 and $5.2 million in 1999, after giving effect to dividends on the Series B Convertible Preferred Stock of $3.2 million in 2001, $3.3 million in 2000 and $3.5 million in 1999.

The Company also sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $5.8 million in 2001, $5.2 million in 2000 and $6.2 million in 1999.

Note J Capital

Common shares outstanding are net of shares held in treasury, and in substance retired, of 29,141,452 in 2001, 25,139,897 in 2000 and 21,136,952 in 1999. In addition, 266,203 shares of VF Common Stock at the end of 2001, 311,608 shares at the end of 2000 and 306,698 shares at the end of 1999 are held in trust for deferred compensation plans. These shares are treated for financial accounting purposes as treasury shares at a cost of $9.2 million, $10.6 million and $10.5 million, respectively, at the end of the last three years.

There are 25,000,000 authorized shares of Preferred Stock, $1 par value. As of December 29, 2001, 2,000,000 shares are designated as Series A Preferred Stock, of which none has been issued. In addition, 2,105,263 shares are designated as 6.75% Series B Convertible Preferred Stock, which were purchased by the ESOP.

There were 1,477,930 shares of Series B Convertible Preferred Stock outstanding at December 29, 2001, 1,570,301 outstanding at December 30, 2000, and 1,669,444 outstanding at January 1, 2000, after share redemptions.

Each outstanding share of Common Stock has one preferred stock purchase right attached. The rights become exercisable ten days after an outside party acquires, or makes an offer for, 15% or more of the Common Stock. Once exercisable, each right will entitle its holder to buy 1/100 share of Series A Preferred Stock for $175. If the Company is involved in a merger or other business combination or an outside party acquires 15% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquirer) to purchase common stock of the acquiring company or, in certain circumstances, VF Common Stock having a market value of twice the exercise price of the right. In some circumstances, rights other than those held by an acquirer may be exchanged for one share of VF Common Stock. The rights, which expire in January 2008, may be redeemed at $.01 per right prior to their becoming exercisable.

Other comprehensive income consists of certain changes in assets and liabilities that are not included in net income but are instead reported under generally accepted accounting principles within a separate component of common shareholders' equity. Items comprising accumulated other comprehensive income in the Consolidated Balance Sheets are summarized as follows:

In thousands	2001	2000
Foreign currency translation	**$(106,169)**	$(88,146)
Unrealized gains on marketable securities	**590**	271
Foreign exchange hedging contracts	**4,192**	–
Minimum pension liability adjustment	**(1,653)**	–
	$(103,040)	$(87,875)

Note K Redeemable Preferred Stock

Each share of Series B Convertible Preferred Stock has a redemption value of $30.88 plus cumulative accrued dividends, is convertible into 1.6 shares of Common Stock and is entitled to two votes per share along with the Common Stock. The trustee for the ESOP may convert the preferred shares to Common Stock at any time or may cause the Company to redeem the preferred shares under certain circumstances. The Series B Convertible Preferred Stock also has preference in liquidation over all other stock issues.

The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company that bears interest at 9.80% and is payable in increasing installments through 2002. Interest income on this loan was $.9 million in 2001, $1.7 million in 2000 and $2.6 million in 1999. Principal and interest obligations on the loan are satisfied as the Company makes contributions to the savings plan and dividends are paid on the Preferred Stock. As principal payments are made on the loan, shares of Preferred Stock are allocated to participating employees' accounts within the ESOP. At the end of 2001, 1,420,338 shares of Preferred Stock had been allocated to participating employees' accounts.

Note L Stock Option Plan

The Company has granted nonqualified stock options to officers, directors and key employees under a stock compensation plan at prices not less than fair market value on the date of grant. Options become exercisable generally one year after the date of grant and expire ten years after the date of grant. Activity in the stock compensation plan is summarized as follows:

	Shares Under Options	*Weighted Average Exercise Price*
Balance January 2, 1999	5,702,306	$33.65
Options granted	1,975,400	43.20
Options exercised	(795,400)	31.87
Options canceled	(250,810)	32.88
Balance January 1, 2000	6,631,496	36.74
Options granted	2,213,025	26.20
Options exercised	(51,130)	21.60
Options canceled	(294,500)	34.46
Balance December 30, 2000	8,498,891	34.17
Options granted	**2,419,090**	**35.59**
Options exercised	**(1,699,860)**	**26.41**
Options canceled	**(208,140)**	**40.33**
Balance December 29, 2001	**9,009,981**	**$35.87**

Stock options outstanding at December 29, 2001, are summarized as follows:

Range of Exercise Prices	*Number Outstanding*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*
$20–25	306,061	2.7 years	$23.65
25–30	1,983,630	6.3 years	26.28
30–35	977,800	4.9 years	34.49
35–40	2,382,940	9.2 years	35.60
40–45	3,359,550	6.7 years	43.25
$20–45	9,009,981	6.9 years	$35.87

Options to purchase 6,447,041 shares, 6,332,066 shares and 4,702,496 shares were exercisable at the end of 2001, 2000 and 1999, respectively. There are 7,439,269 shares available for future grants of stock options and stock awards, of which no more than 952,841 may be grants of restricted stock awards.

Since all stock options are granted at market value, compensation expense is not required. However, had compensation expense been determined based on the fair value of the options on the grant dates, the Company's net income would have been reduced by $15.4 million ($.14 per share) in 2001, $10.5 million ($.09 per share) in 2000 and $11.9 million ($.10 per share) in 1999. Fair value is estimated based on the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.0%; expected volatility of 37% in 2001, 36% in 2000 and 26% in 1999; risk-free interest rates of 4.9% in 2001, 6.8% in 2000 and 4.8% in 1999; and expected lives of 4 years. The resulting fair value of options granted during 2001 was $10.78 per share, during 2000 was $7.66 per share and during 1999 was $9.97 per share.

The Company has granted to key employees 58,279 shares of restricted stock that vest in 2005. Compensation equal to the market value of shares at the date of grant is amortized to expense over the vesting period. Expense for these shares was $.2 million in 2001, $.6 million in 2000 and $.3 million in 1999.

The Company grants stock awards to certain key employees under a stock award plan that replaced a portion of the cash incentive compensation for those employees. The stock awards entitle the participants to the right to receive shares of VF Common Stock, with the number of shares to be earned based on the three year total shareholder return of VF Common Stock compared with a peer group of major apparel companies. Shares earned at the end of each three year period are issued to participants in the following year, unless they elect to defer receipt of the shares. A total of 39,923 shares and 44,962 shares of VF Common Stock were earned for the performance periods ended in 2000 and 1999, respectively. No shares were earned for the three year performance period ended in 2001. At the end of 2001, there are 52,130 stock awards outstanding for the performance period ending in 2002 and 60,468 for the performance period ending in 2003. Compensation expense equal to the market value of the shares to be issued is recognized over each three year performance period. Expense of $1.1 million, $1.8 million and $2.0 million was recognized for this plan in 2001, 2000 and 1999, respectively. A total of 67,485 shares of Common Stock are issuable in future years to participants who have elected to defer receipt of their shares earned.

Note M Restructuring Costs

The Company recorded pretax charges in 2001 of $236.8 million ($1.53 per share) for restructuring actions. The charges relate to a series of actions approved by management in the fourth quarter of 2001 to eliminate underperforming businesses and reduce the Company's overall cost structure. Costs for all approved actions are estimated at $265 million (unaudited), with the balance expected to be recognized in 2002 as the actions are carried out.

Of the costs recorded in 2001, $117.5 million relates to exiting certain underperforming businesses, $61.1 million to closure of higher cost manufacturing facilities, $42.2 million to consolidation of distribution and administrative operations and $16.0 million to curtailment and settlement losses in the Company's domestic pension plan. Further details related to these actions follow:

- **Exit underperforming businesses–$117.5 million:** This includes a charge of $102.5 million related to the Company's Private Label knitwear business unit. This is a vertically integrated textile business that manufactures and markets fleece and T-shirts to major domestic customers. The Company also recorded charges related to the proposed sale of trademarks and certain other assets of its Jantzen swimwear business unit and charges related to discontinuation of the Fibrotek specialty workwear apparel business unit. Of the total cost, $37.4 million relates to the write-off of intangible assets. Sales of these businesses included in the consolidated operating results were $305 million in 2001, $358 million in 2000, and $331 million in 1999. The Private Label knitwear and Fibrotek business units, plus the remaining net assets of the Jantzen business unit, will be liquidated during 2002 as customer commitments are satisfied.
- **Close manufacturing facilities–$61.1 million:** The Company is closing 21 higher cost North American manufacturing facilities as part of the ongoing strategy of moving toward lower cost, more flexible global sourcing.
- **Consolidate distribution and administrative functions–$42.2 million:** Charges were provided to close certain distribution centers and reduce administrative functions and staffing in the United States, Europe and Latin America.

Of the total 2001 costs, $87.9 million relates to personnel reductions, including severance and related benefits. These actions affect approximately 11,000 of the Company's employees. As of December 29, 2001, 3,700 employees have been terminated. The remainder of the employees, all of whom have been notified, are generally located at manufacturing facilities and will work through the plant closing transition periods that end in 2002. These personnel reductions resulted in a $16.0 million charge for curtailment and settlement losses in the Company's domestic pension plan.

Activity in the 2001 restructuring accrual is summarized as follows:

In thousands	*Severance*	*Facilities Exit Costs*	*Other Asset Write-downs*	*Lease and Contract Termination*	*Total*
Total restructuring costs	$87,921	$ 59,386	$ 72,953	$16,562	$236,822
Noncash charges:					
Inventories	–	–	(15,236)	–	(15,236)
Intangible assets	–	–	(37,427)	–	(37,427)
Pension plan partial curtailment	–	–	(15,970)	–	(15,970)
Other	–	(54,173)	(4,320)	–	(58,493)
Cash payments	(9,522)	(35)	–	–	(9,557)
Balance December 29, 2001	$78,399	$ 5,178	$ –	$16,562	$100,139

Substantially all of the remaining severance and other cash payments will be made during 2002.

In the fourth quarter of 2000, the Company recorded a total of $119.9 million of restructuring charges to exit certain unprofitable businesses and to reduce its overall cost structure. Details of these actions follow:

- **Exit underperforming businesses–$69.7 million:** The Company transferred its Wrangler business in Japan to a licensee and recorded a loss on disposition of $26.8 million, of which $23.8 million related to the write-off of intangible assets. The Company discontinued certain small occupational apparel business units and unprofitable product lines arising from companies acquired in 1998 and 1999 and certain intimate apparel product lines having limited profit and growth potential. Sales of these businesses included in the consolidated operating results were $101 million in 2000 and $138 million in 1999.
- **Close manufacturing facilities–$18.5 million:** Charges were incurred to close six higher cost North American manufacturing facilities.
- **Consolidate distribution and administrative functions–$31.7 million:** The Company incurred charges to close distribution centers and consolidate administrative offices and functions in the United States, Europe and Latin America.

For the 2000 restructuring, $22.4 million of the above costs relate to personnel reductions. These actions affected approximately 2,700 of the Company's employees, all of whom were terminated in late 2000 or in 2001.

Activity in the 2000 restructuring accrual is summarized as follows:

In thousands	*Severance*	*Facilities Exit Costs*	*Other Asset Write-downs*	*Lease and Contract Termination*	*Total*
Total restructuring costs	$ 22,367	$ 21,850	$ 59,996	$15,695	$119,908
Noncash charges:					
Inventories	–	–	(22,392)	–	(22,392)
Intangible assets	–	–	(23,819)	–	(23,819)
Other	–	(20,381)	(13,785)	–	(34,166)
Cash payments	(1,976)	(8)	–	(154)	(2,138)
Balance December 30, 2000	20,391	1,461	–	15,541	37,393
Reduction of accrual	(2,573)	–	–	(4,495)	(7,068)
Cash payments	(16,174)	(1,012)	–	(4,182)	(21,368)
Balance December 29, 2001	$ 1,644	$ 449	$ –	$ 6,864	$ 8,957

In addition, $3.9 million of the 2000 noncash charges were not required and accordingly were credited to income in 2001. Remaining severance and other cash payments will be made into 2002.

Restructuring costs were recorded as follows:

In thousands	2001	2000
Cost of products sold	**$129,315**	$ 55,851
Marketing, administrative and general expense	**70,080**	37,226
Other operating expense, net	**37,427**	26,831
	$236,822	$119,908

Note N Income Taxes

The provision for income taxes is computed based on the following amounts of income before income taxes and cumulative effect of change in accounting policy:

In thousands	2001	2000	1999
Domestic	**$215,791**	$429,453	$567,545
Foreign	**47,010**	2,080	28,031
	$262,801	$431,533	$595,576

The provision for income taxes consists of:

In thousands	2001	2000	1999
Current:			
Federal	**$134,059**	$130,740	$175,052
Foreign	**18,628**	23,957	14,113
State	**10,302**	17,753	19,607
	162,989	172,450	208,772
Deferred, primarily federal	**(38,018)**	(8,033)	20,562
	$124,971	$164,417	$229,334

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate and income tax expense in the financial statements are as follows:

In thousands	2001	2000	1999
Tax at federal statutory rate	**$ 91,981**	$151,037	$208,452
State income taxes, net of federal tax benefit	**(1,312)**	6,169	12,744
Amortization of intangible assets	**8,943**	8,812	8,241
Write-off of intangible assets	**11,713**	–	–
Foreign operating losses with no current benefit	**17,253**	20,613	13,871
Change in valuation allowance	**(2,820)**	(4,951)	(2,263)
Other, net	**(787)**	(17,263)	(11,711)
	$124,971	$164,417	$229,334

Deferred income tax assets and liabilities consist of the following:

In thousands	2001	2000
Deferred income tax assets:		
Employee benefits	**$ 46,337**	$ 53,064
Inventories	**18,553**	23,463
Other accrued expenses	**172,400**	117,511
Operating loss carryforwards	**108,592**	104,143
Foreign currency translation	**52,510**	46,372
	398,392	344,553
Valuation allowance	**(68,905)**	(57,033)
Deferred income tax assets	**329,487**	287,520
Deferred income tax liabilities:		
Depreciation	**37,959**	45,985
Other	**27,844**	32,124
Deferred income tax liabilities	**65,803**	78,109
Net deferred income tax assets	**$263,684**	$209,411
Amount included in:		
Current assets	**$158,110**	$118,314
Other assets	**105,574**	91,097
	$263,684	$209,411

As of the end of 2001, the Company has not provided deferred United States income taxes on $30.9 million of undistributed earnings of international subsidiaries where such earnings are considered to be permanently invested. The Company has $194.2 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to certain of those loss carryforwards will not be realized. Income taxes paid were $132.5 million in 2001, $183.4 million in 2000 and $228.0 million in 1999.

Note O Business Segment Information

The Company designs and manufactures apparel products marketed primarily under Company-owned brand names. Customers include department, discount and specialty stores throughout the world.

The Company manages its businesses through separate marketing companies that support specific brands. Manufacturing and product sourcing needs are met by groups that support individual or in some cases several different product types. These operations have been aggregated into four reportable segments. The "Consumer Apparel" segment includes jeanswear and related products, women's intimate apparel and swimwear, and children's apparel, all having similar characteristics of economic performance, product type, production process, method of distribution and class of customer. The "Occupational Apparel" segment is distinguished from the other segments because of a different class of customer. The "Outdoor Apparel and Equipment" segment consists of the Company's outerwear and adventure apparel, plus daypacks and technical equipment, and is therefore distinguished from the other segments by type of products. The "All Other" segment consists primarily of the Company's knitwear operations. Outdoor Apparel and Equipment is separately reported for the first time due to growth resulting from recent acquisitions; prior years' information has been restated.

Management evaluates the operating performance of each of its marketing companies based on their income from operations. Accounting policies used for segment reporting are consistent with those stated in Note A, except that inventories are valued on a first-in, first-out basis and that interest income and expense and amortization of intangible assets are not allocated to individual segments. Corporate and other expenses include expenses incurred in and directed by the Corporate offices that are not allocated to specific business units. Segment assets are those used directly in the operations of each business unit, such as accounts receivable, inventories, and property, plant and equipment. Corporate assets include investments and deferred income taxes. Financial information for the Company's reportable segments is as follows:

In thousands	2001	2000	1999
Net sales:			
Consumer Apparel	**$4,024,335**	$4,227,997	$4,276,809
Occupational Apparel	**538,339**	661,635	640,227
Outdoor Apparel and Equipment	**492,340**	368,101	162,552
All Other	**463,811**	490,146	472,028
Consolidated net sales	**$5,518,825**	$5,747,879	$5,551,616
Segment profit:			
Consumer Apparel	**$ 547,061**	$ 676,147	$ 629,127
Occupational Apparel	**36,306**	37,696	79,164
Outdoor Apparel and Equipment	**61,130**	24,137	17,690
All Other	**40,601**	36,726	40,025
Total segment profit	**685,098**	774,706	766,006
Interest, net	**(86,516)**	(81,032)	(62,490)
Amortization of intangible assets	**(36,030)**	(36,400)	(33,097)
Restructuring charges	**(225,875)**	(119,908)	–
Corporate and other expenses	**(73,876)**	(105,833)	(74,843)
Consolidated income before income taxes	**$ 262,801**	$ 431,533	$ 595,576
Segment assets:			
Consumer Apparel	**$1,539,541**	$1,780,493	$1,783,225
Occupational Apparel	**265,634**	348,134	379,004
Outdoor Apparel and Equipment	**134,311**	172,306	40,515
All Other	**197,423**	284,889	292,335
Total segment assets	**2,136,909**	2,585,822	2,495,079
Cash and equivalents	**332,049**	118,891	79,861
Intangible assets	**1,015,783**	1,101,876	992,463
Corporate assets	**618,275**	551,567	459,111
Consolidated assets	**$4,103,016**	$4,358,156	$4,026,514
Capital expenditures:			
Consumer Apparel	**$ 60,148**	$ 68,115	$ 97,196
Occupational Apparel	**1,902**	11,072	20,845
Outdoor Apparel and Equipment	**3,278**	3,474	826
All Other	**6,579**	11,446	7,532
Corporate	**9,696**	31,117	23,677
Consolidated capital expenditures	**$ 81,603**	$ 125,224	$ 150,076
Depreciation expense:			
Consumer Apparel	**$ 80,868**	$ 83,260	$ 89,313
Occupational Apparel	**14,158**	15,515	14,958
Outdoor Apparel and Equipment	**7,183**	4,544	1,160
All Other	**17,448**	19,751	22,395
Corporate	**13,285**	13,952	6,509
Consolidated depreciation expense	**$ 132,942**	$ 137,022	$ 134,335

Restructuring costs (Note M) included in segment profit above were incurred as follows:

In thousands	2001	2000
Consumer Apparel	$ 84,436	$ 70,950
Occupational Apparel	23,913	34,646
Outdoor Apparel and Equipment	3,725	1,000
All Other	102,501	4,966
Corporate	22,247	8,346
Total	$ 236,822	$ 119,908

Information by geographic area is presented below, with sales based on the location of the customer:

In thousands	2001	2000	1999
Net sales:			
United States	$4,549,368	$4,803,872	$4,605,624
Foreign, primarily Europe	969,437	944,007	945,992
Consolidated net sales	$5,518,805	$5,747,879	$5,551,616
Long-lived assets, primarily property, plant and equipment:			
United States	$ 422,291	$ 536,879	$ 586,679
Mexico	141,798	149,903	119,912
Other foreign, primarily Europe	91,414	90,044	98,642
Total long-lived assets	$ 655,503	$ 776,826	$ 805,233

Worldwide sales by product category are as follows:

In thousands	2001	2000	1999
Jeanswear and related apparel	$2,866,734	$2,985,975	$2,936,196
Intimate apparel	869,509	894,580	981,798
Occupational apparel	538,339	661,635	640,227
Knitwear	448,407	472,298	453,103
Other	795,816	733,391	540,292
Total	$5,518,805	$5,747,879	$5,551,616

Sales to one domestic discount store group comprise 14.3% of consolidated sales in 2001, 13.9% in 2000 and 13.0% in 1999.

Note P Commitments

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $65.0 million in 2001, $67.1 million in 2000 and $59.3 million in 1999. Future minimum lease payments are $57.4 million, $46.7 million, $35.0 million, $28.1 million and $19.9 million for the years 2002 through 2006 and $63.8 million thereafter.

The Company enters into licensing agreements that provide the Company rights to market products under trademarks owned by other parties. Royalties under these agreements are recognized in cost of products sold in the Consolidated Statements of Income. Certain of these agreements contain provisions for the payment of minimum royalties on the Company's anticipated sales of those products in future periods. Future minimum royalty payments are $18.2 million, $21.2 million, $18.9 million, $12.7 million and $10.4 million for the years 2002 through 2006 and $10.5 million thereafter.

The Company has outstanding $72.4 million of trade letters of credit for the purchase of inventory from foreign suppliers in the ordinary course of business. These letters of credit, generally for periods of less than six months, will only be paid by the funding financial institutions on satisfactory receipt of the inventory by the Company.

Matching contributions under the Employee Stock Ownership Plan are made to participants in the form of shares of the Company's Series B Convertible Preferred Stock. The Company has an obligation to redeem Series B Convertible Preferred Stock held in participant accounts, and to pay each participant the value of their account, upon retirement or withdrawal from the plan. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Payments made for redemption of Preferred Stock have averaged $5.2 million per year over the last three years.

The Company has entered into $50.0 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if the Company were to fail to meet its claims obligations.

Note Q Earnings Per Share

In thousands, except per share amounts	2001	2000	1999
Basic earnings per share:			
Net income	**$137,830**	$260,334	$366,242
Less Preferred Stock dividends and redemption premium	**5,587**	4,158	6,394
Net income available for Common Stock	**$132,243**	$256,176	$359,848
Weighted average Common Stock outstanding	**111,294**	114,075	118,538
Basic earnings per share	**$ 1.19**	$ 2.25	$ 3.04
Diluted earnings per share:			
Net income	**$137,830**	$260,334	$366,242
Increased ESOP expense if Preferred Stock were converted to Common Stock	**826**	925	1,036
Net income available for Common Stock and dilutive securities	**$137,004**	$259,409	$365,206
Weighted average Common Stock outstanding	**111,294**	114,075	118,538
Additional Common Stock resulting from dilutive securities:			
Preferred Stock	**2,417**	2,561	2,724
Stock options and other	**1,053**	582	996
Weighted average Common Stock and dilutive securities outstanding	**114,764**	117,218	122,258
Diluted earnings per share	**$ 1.19**	$ 2.21	$ 2.99

Outstanding options to purchase 4.9 million shares of Common Stock have been excluded from the computation of diluted earnings per share in 2001, 6.5 million shares in 2000 and 2.1 million shares in 1999 because the option exercise prices were greater than the average market price of the Common Stock.

Note R Financial Instruments

The carrying amount and fair value of financial instruments included in the Consolidated Balance Sheets are as follows:

In thousands	2001		2000	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Financial liabilities:				
Short-term borrowings	$ 77,900	$ 77,900	$ 147,005	$ 147,005
Long-term debt	904,731	949,521	1,019,035	1,028,460
Series B Convertible Preferred Stock	45,631	91,419	48,483	91,052

The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Convertible Preferred Stock is based on a valuation by an independent financial consulting firm.

The Company monitors net foreign currency exposures and may in the ordinary course of business enter into foreign currency forward contracts with major financial institutions. These contracts hedge against the effects of exchange rate fluctuations on specific foreign currency transactions or anticipated cash flows occurring within 12 months. The primary net foreign currency exposures relate to the Mexican peso, the euro and the Canadian dollar. The Company does not use derivative financial instruments for trading or speculative purposes. Use of hedging contracts allows the Company to reduce its overall exposure to exchange rate movements since gains and losses on these contracts will offset losses and gains on the transactions being hedged. The Company formally documents all hedged transactions and hedging instruments, and assesses, both at the inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transactions. The Company hedges an average of 50% of its significant foreign currency cash flows relating to inventory purchases and sales, operating expenses and intercompany royalty payments anticipated for the following 12 months. During 2001, the Company recognized net gains of $7.2 million, primarily in cost of products sold, for hedging contracts that had matured. The total notional value of foreign exchange contracts outstanding at December 29, 2001, was $175.5 million. Gains or losses related to these contracts will be recognized in net income during the next 12 months. At December 29, 2001, the Company had $7.0 million of net deferred gains related to these contracts included in other comprehensive income. Foreign exchange contracts outstanding at the end of 2000, and related gains and losses during 2000, were not significant.

VF Corporation Financial Summary

In thousands, except per share amounts	2001[5]	2000[6]	1999	1998
Summary of Operations				
Net sales	$ 5,518,805	$ 5,747,879	$ 5,551,616	$ 5,478,807
Cost of products sold	3,798,834	3,842,451	3,657,120	3,586,686
Gross margin	1,719,971	1,905,428	1,894,496	1,892,121
Marketing, administrative and other	1,372,725	1,395,435	1,241,864	1,207,952
Operating income	347,246	509,993	652,632	684,169
Interest, net	(86,516)	(81,032)	(62,490)	(55,871)
Miscellaneous, net	2,071	(8,279)	5,434	3,300
Income before income taxes	262,801	420,682	595,576	631,598
Income taxes	124,971	160,348	229,334	243,292
Net income	$ 137,830	$ 260,334	$ 366,242	$ 388,306
Per share of Common Stock[1]				
Earnings – basic	$ 1.19	$ 2.25	$ 3.04	$ 3.17
Earnings – diluted	1.19	2.21	2.99	3.10
Dividends	.93	.89	.85	.81
Average number of common shares outstanding	111,294	114,075	118,538	120,744
Net income as % of average common shareholders' equity	6.2%	11.7%	17.3%	19.7%
NOPAT as % of average capital[2][3]	5.5%	9.4%	13.2%	15.5%
Net income as % of average total assets	3.2%	6.0%	8.9%	10.2%
Financial Position				
Accounts receivable, net	$ 602,334	$ 716,299	$ 732,502	$ 705,734
Inventories	913,054	1,124,438	964,040	954,007
Total current assets	2,031,420	2,110,096	1,877,416	1,848,152
Property, plant and equipment, net	654,692	776,015	804,422	776,091
Total assets	4,103,016	4,358,156	4,026,514	3,836,666
Total current liabilities	813,833	1,006,200	1,113,473	1,033,006
Long-term debt	904,035	905,036	517,834	521,657
Common shareholders' equity	2,112,796	2,191,813	2,163,818	2,066,308
Other Statistics				
Working capital	$ 1,217,587	$ 1,103,896	$ 763,943	$ 815,146
Current ratio	2.5	2.1	1.7	1.8
Debt to capital ratio[3]	31.7%	34.7%	30.1%	27.1%
Dividends	$ 106,864	$ 104,920	$ 104,302	$ 101,660
Purchase of Common Stock	146,592	105,723	149,075	147,398
Cash provided by operations	685,715	443,314	423,361	429,282
Capital expenditures (excluding acquisitions)	81,603	125,224	150,076	189,059
Depreciation and amortization	168,972	173,422	167,432	161,385
Market Data				
Market price range[1]	$42.70–28.15	$36.90–20.94	$55.00–27.44	$54.69–33.44
Book value per common share[1]	19.21	19.52	18.62	17.30
Price earnings ratio – high-low	35.9–23.7	16.4–9.3	18.1–9.0	17.3–10.5
Rate of payout[4]	78.2%	39.6%	28.0%	25.6%

[1] Per share computations and market price ranges have been adjusted to reflect a two-for-one stock split in November 1997.
[2] NOPAT (net operating profit after tax) is defined as operating income plus miscellaneous income (expense), net of income taxes.
[3] Capital is defined as common shareholders' equity plus short-term and long-term debt.
[4] Dividends per share divided by earnings per share.

1997	1996	1995[7]	1994	1993	1992	1991
$ 5,222,246	$ 5,137,178	$ 5,062,299	$ 4,971,713	$ 4,320,404	$ 3,824,449	$ 2,952,433
3,440,611	3,458,166	3,577,555	3,387,295	2,974,861	2,603,726	2,039,787
1,781,635	1,679,012	1,484,744	1,584,418	1,345,543	1,220,723	912,646
1,176,562	1,121,729	1,137,354	1,053,912	911,063	788,216	604,774
605,073	557,283	347,390	530,506	434,480	432,507	307,872
(25,877)	(49,387)	(66,217)	(70,984)	(37,387)	(53,615)	(55,155)
6,684	512	2,962	(3,861)	2,894	(3,119)	10,480
585,880	508,408	284,135	455,661	399,987	375,773	263,197
234,938	208,884	126,844	181,125	153,572	138,742	101,867
$ 350,942	$ 299,524	$ 157,291	$ 274,536	$ 246,415	$ 237,031	$ 161,330
$ 2.76	$ 2.32	$ 1.20	$ 2.10	$ 1.90	$ 1.98	$ 1.37
2.70	2.28	1.19	2.05	1.85	1.92	1.34
.77	.73	.69	.65	.61	.56	.51
125,504	127,292	127,486	129,240	128,022	117,216	114,304
18.2%	16.2%	8.8%	16.8%	16.9%	23.0%	18.8%
14.8%	13.0%	7.1%	12.0%	12.5%	14.5%	12.5%
10.1%	8.6%	4.4%	7.9%	8.5%	9.7%	8.0%
$ 587,934	$ 592,942	$ 629,506	$ 613,337	$ 511,887	$ 493,030	$ 333,073
774,755	730,823	841,907	801,338	778,767	742,474	537,027
1,601,466	1,706,326	1,667,637	1,551,166	1,500,180	1,365,573	1,071,109
705,990	721,524	749,880	767,011	712,759	711,087	577,019
3,322,782	3,449,535	3,447,071	3,335,608	2,877,348	2,712,380	2,126,913
765,908	766,267	868,320	912,332	659,848	684,002	510,776
516,226	519,058	614,217	516,700	527,573	767,641	583,209
1,866,769	1,973,739	1,771,506	1,734,009	1,547,400	1,153,971	938,078
$ 835,558	$ 940,059	$ 799,317	$ 638,834	$ 840,332	$ 681,571	$ 560,333
2.1	2.2	1.9	1.7	2.3	2.0	2.1
22.5%	21.4%	32.3%	32.7%	30.3%	44.8%	42.2%
$ 100,141	$ 97,036	$ 92,038	$ 88,223	$ 82,831	$ 69,552	$ 62,712
391,651	61,483	86,251	27,878	–	–	–
460,652	711,454	323,656	479,401	293,751	123,060	287,172
154,262	138,747	155,206	132,908	209,494	207,202	110,762
156,252	160,578	167,721	158,511	125,765	108,281	90,991
$48.25–32.25	$34.94–23.81	$28.56–23.38	$26.88–22.13	$28.25–19.75	$28.75–19.25	$20.75–8.81
15.40	15.44	13.96	13.51	12.00	9.70	8.13
17.5–11.7	15.1–10.3	23.8–19.5	12.8–10.5	14.9–10.4	14.5–9.7	15.1–6.4
27.9%	31.5%	57.5%	31.0%	32.1%	28.3%	37.2%

[5] 2001 includes a $170.0 million ($1.53 per share) restructuring charge.
[6] 2000 includes a $76.7 million ($.67 per share) restructuring charge and a $6.8 million ($.06 per share) charge for the cumulative effect of a change in accounting policy for revenue recognition.
[7] 1995 includes a $102.5 million ($.80 per share) restructuring charge.

Corporate Directory

Board of Directors

Robert D. Buzzell 1,4
Distinguished Visiting Professor
Georgetown University
Washington, D.C.
Director since 1983, age 68

Edward E. Crutchfield 3,4
Former Chairman and
Chief Executive Officer
First Union Corporation
Charlotte, North Carolina
(Banking)
Director since 1992, age 60

Juan Ernesto de Bedout 2,4
President Latin American Operations
Kimberly-Clark Corporation
Roswell, Georgia
(Consumer products)
Director since 2000, age 57

Ursula F. Fairbairn 2,3,6
Executive Vice President–
Human Resources & Quality
American Express Company
New York, New York
(Financial services company)
Director since 1994, age 59

Barbara S. Feigin 1,5
Consultant
New York, New York
(Strategic marketing and branding)
Director since 1987, age 64

George Fellows 2,5
Consultant to JPMorgan Partners
New York, New York
(Private equity firm)
Director since 1997, age 59

Daniel R. Hesse 4,6
Chairman, President and
Chief Executive Officer
TeraBeam Corporation
Kirkland, Washington
(Telecommunications)
Director since 1999, age 48

Robert J. Hurst 3,4,5
Vice Chairman
The Goldman Sachs Group, Inc.
New York, New York
(International investment banking
and securities firm)
Director since 1994, age 56

W. Alan McCollough 1,2,6
President and Chief Executive Officer
Circuit City Stores, Inc.
Richmond, Virginia
(National retailer)
Director since 2000, age 52

Mackey J. McDonald 1*,3,4*
Chairman, President and
Chief Executive Officer
Director since 1993, age 55

M. Rust Sharp 3,6
Of Counsel
Heckscher, Teillon, Terrill & Sager
West Conshohocken, Pennsylvania
(Attorneys)
Director since 1984, age 61

Committees of the Board
1 Advisory Committee on Pension Investments
2 Audit Committee
3 Executive Committee
4 Finance Committee
5 Nominating and Governance Committee
6 Compensation Committee

**Ex officio member*

Corporate Officers

Mackey J. McDonald
Chairman, President and
Chief Executive Officer
Joined VF in 1982, age 55

George N. Derhofer
Vice President and Chairman–
Imagewear Coalition
Joined VF in 1989, age 48

Terry L. Lay
Vice President – Global Processes and
Chairman–International Jeanswear Coalition
Joined VF in 1974, age 54

John P. Schamberger
Vice President and Chairman–
North & South America
Jeanswear & Playwear Coalitions
Joined VF in 1972, age 53

Eric C. Wiseman
Vice President and Chairman–
Global Intimate Apparel Coalition
Joined VF in 1995, age 46

Robert K. Shearer
VP – Finance, and Chief Financial Officer
and Chairman – Outdoor Coalition
Joined VF in 1986, age 50

Robert A. Cordaro
Vice President–Controller and
Chief Accounting Officer
Joined VF in 1985, age 48

Candace S. Cummings
Vice President–Administration,
General Counsel and Secretary
Joined VF in 1995, age 54

Frank C. Pickard III
Vice President–Treasurer
Joined VF in 1976, age 57

Susan Larson Williams
Vice President–Human Resources
Joined VF in 1983, age 44

Richard Lipinski
Vice President–Corporate Taxes
Joined VF in 1986, age 56

Linda J. Matthews
Assistant Treasurer
Joined VF in 1981, age 45

David L. Reklau
Financial Controller
Joined VF in 1981, age 55

Investor Information

Common Stock
Listed on the New York Stock Exchange and Pacific Exchange – trading symbol VFC.

Shareholders of Record
As of February 11, 2002, there were 6,279 shareholders of record.

Dividend Policy
Quarterly dividends on VF Corporation Common Stock, when declared, are paid on or about the 20th day of March, June, September and December.

Dividend Reinvestment Plan
The Plan is offered to shareholders by First Chicago Trust Company of New York. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of VF Corporation Common Stock. Questions concerning general Plan information should be directed to the Office of the Vice President–Administration, General Counsel and Secretary of VF Corporation.

Dividend Direct Deposit
Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting First Chicago.

Quarterly Common Stock Price Information
The high and low sales prices for the periods indicated were as follows:

	2001		2000		1999	
	High	*Low*	*High*	*Low*	*High*	*Low*
First quarter	$36.93	$32.79	$30.38	$20.94	$50.81	$40.88
Second quarter	42.70	34.21	31.25	22.88	55.00	37.50
Third quarter	39.95	28.30	27.81	21.81	43.38	30.00
Fourth quarter	41.00	28.15	36.90	22.50	32.63	27.44


VF CORPORATION HIGH/LOW STOCK PRICES
Dollars
60
50
40
30
20
10
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Corporate Office

628 Green Valley Road, Suite 500
Greensboro, North Carolina 27408
Telephone: (336) 547-6000
Facsimile: (336) 547-7630
Mail Address: P.O. Box 21488
Greensboro, North Carolina 27420

*As of June 2002, VF's new contact information is:
105 Corporate Center Blvd.
Greensboro, North Carolina 27408
Telephone: (336) 424-6000

Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, April 23, 2002, at 10:30 AM at the O.Henry Hotel, Caldwell Room, 626 Green Valley Road, Greensboro, North Carolina 27408.

Investor Relations

Cindy Knoebel, CFA
Vice President, Financial and Corporate Communications
VF Services, Inc.
628 Green Valley Road, Suite 500
Greensboro, North Carolina 27408

Transfer Agent and Registrar

First Chicago Trust Company of New York, a Division of EquiServe
Mail Suite 4694, P.O. Box 2536
Jersey City, New Jersey 07303-2536
Telephone Response Center: (201) 324-1225

Independent Accountants

PricewaterhouseCoopers LLP
101 CentrePort Drive
Greensboro, North Carolina 27409

Form 10-K

Copies of the Company's Form 10-K Report to the Securities and Exchange Commission may be obtained from the Investor Relations Office.

Other Information

VF's press releases, annual report and other information can be accessed through the Company's home page on the World Wide Web, http://www.vfc.com.

Created by Frankfurt Balkind NY/LA/SF
www.frankfurtbalkind.com

Management photography:
Bill Gallery

VF Corporation

628 Green Valley Road, Suite 500

Greensboro, North Carolina 27408

www.vfc.com

